EXHIBIT 99.4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

Dated: November 8, 2022

Meeting Details

Date:	December 22, 2022
Time:	10:00 a.m. (Pacific Time)
Place:	3168 - 262nd Street Aldergrove, BC, V4W 2Z6

3168 262nd Street
Aldergrove, BC, V4W 2Z6
Telephone: 604.607.4000

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Vicinity Motor Corp. (formerly Grande West Transportation Group Inc.) (the “Corporation”) will be held in the Boardroom of 3168 – 262nd Street, Aldergrove, BC on Thursday, December 22, 2022 at the hour of 10:00 a.m. (Pacific Time) for the following purposes:

1.	To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2021, and the auditor’s report thereon;
2.	To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Corporation’s auditor for the ensuing year, at a remuneration to be fixed by the Directors;
3.	To set the number of Directors for the ensuing year at six (6);
4.	To elect Directors to hold office for the ensuing year;
5.	To consider and, if thought fit, to approve by ordinary resolution an Omnibus Equity Incentive Plan as set out under the heading the “Approval of Omnibus Equity Incentive Plan” in the accompanying Information Circular;
6.	To consider and, if thought fit, to approve and ratify the grant of an aggregate of 72,265 deferred share units on September 30, 2022 as set out under the heading “Approval of DSU Grants” in the accompanying Information Circular; and
7.	To transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

NOTICE-AND-ACCESS

The Corporation has elected to use the notice-and-access provisions (“Notice-and-Access”) under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations to distribute the proxy-related materials pertaining to the Meeting, including Notice of Meeting and accompanying Information Circular to Shareholders. Notice-and-Access allows the Corporation to post electronic versions of the Meeting materials on SEDAR and on the Corporation’s website, rather than mailing paper copies to Shareholders. This alternative means of distribution of the Corporation’s proxy-related materials in respect of the Meeting is more environmentally friendly by reducing paper use, and also reduces printing and mailing costs of the Corporation. Note that Shareholders still have the right to request paper copies of the Meeting materials posted online by the Corporation under Notice-and-Access if they so choose. The Corporation will not use procedures known as “stratification” in relation to its use of the Notice-and-Access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using Notice-and-Access provides a paper copy of the relevant circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

Accessing Meeting Materials Online

The Meeting materials are available under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at https://ir.vicinitymotorcorp.com/annual-general-meeting-materials/.

Requesting Printed Meeting Materials

Registered holders may request paper copies of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis to be sent to them by postal delivery at no cost to them. In order to receive a paper copy of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis, please call the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) toll free at 1-866- 962-0498 (within North America) or direct (1-514-982-8716) from outside North America and entering your control number as indicated on your Proxy or Voting Instruction Form.

2

Beneficial holders who wish to receive a paper copy of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis should contact Broadridge Investor Communications Solutions, Canada at 1-877-907-7643 or outside North America at 303-562- 9305.

Shareholders who wish to receive a paper copy of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis in advance of the Meeting should make such request to the Corporation by no later than December 11, 2022, in order to allow reasonable time to receive and review the Information Circular prior to the proxy deadline of 10:00 a.m. (Vancouver time) on December 20, 2022. The Information Circular will be sent to Shareholders within three (3) business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Information Circular will be sent to such shareholders within 10 days of their request.

To obtain additional information about the Notice-and-Access process, a shareholder may contact the Corporation’s transfer agent, Computershare, toll free at 1-866-964-0492.

Shareholders may also request a copy of the Information Circular and/or annual audited financial statements for the year ended December 31, 2021, and related management discussion and analysis up to the date of the Meeting by emailing the Corporation’s Corporate Secretary at mcgrath@iocorporate.com

Proxies

Shareholders are requested to complete, date and sign the form of proxy contained in the Notice Package (in the return envelope provided for that purpose), or, alternatively, to vote over the internet, in each case in accordance with the instructions set out in the Notice Package. The completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1, Attn: Proxy Department, by mail, by fax at 1.416.263.9524 or toll free at 1.866.249.7775, or online at www.investorvote.com, or the proxy vote must otherwise be registered in accordance with the instructions set forth in the Notice Package. Non-registered Shareholders who receive the proxy-related materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form delivered in the Notice Package in accordance with the instructions provided by their broker or intermediary.

To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on December 20, 2022, or in the case of any postponement or adjournment of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chairperson of the Meeting in his or her discretion. The Chairperson is under no obligation to accept or reject any particular late proxy.

As set out in the notes to the Proxy, the enclosed proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting is the close of business on November 8, 2022 (the “Record Date”). Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

DATED at Vancouver, British Columbia, this 8th day of November, 2022.

By order of the Board of Directors.

VICINITY MOTOR CORP.

/s/ “William Trainer”

William Trainer
CEO, President and Director

3168 262nd Street
Aldergrove, BC, V4W 2Z6
Telephone: 604.607.4000

MANAGEMENT INFORMATION CIRCULAR

(containing information as at November 8, 2022 unless otherwise stated)

For the Annual General Meeting

to be held on Friday, December 10, 2021

This Information Circular (this “Circular”) is furnished in connection with the solicitation of proxies by the Management of Vicinity Motor Corp. (formerly Grande West Transportation Group Inc.) (“Vicinity” or the “Corporation”), for use at the annual general meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Corporation to be held on Thursday, December 22, 2022, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

In this Information Circular, references to the “Corporation”, “we” and “our” refer to Vicinity Motor Corp. “Common Shares” means common shares without par value in the capital of the Corporation. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

SOLICITATION OF PROXIES

The enclosed instrument of proxy (the “Proxy”) is solicited by the management of the Corporation. The solicitation will be primarily by mail; however, proxies may be solicited personally or by telephone by the regular officers and employees of the Corporation. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are representatives of the Corporation.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying form of proxy and insert the name of the Shareholder’s nominee in the blank space provided or complete another suitable form of proxy.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the common shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Corporation who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Corporation as the registered holders of common shares in the capital of the Corporation (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(i)	completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866- 249-7775, or from outside North America at (416) 263-9524, or by mail or hand delivery at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1;
(ii)
(ii)	using a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or
(iv)
(iii)	using the internet through the website of Computershare at www.investorvote.com. Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;
(vi)

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

These proxy-related materials are being sent to both Registered Shareholders and Beneficial Shareholders of the Corporation. If you are a Beneficial Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a Proxyholder for a Registered Shareholder and vote their shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as Proxyholder for a Registered Shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a Proxyholder.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities that they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Corporation will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from the Corporation’s transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

If you are a Beneficial Shareholder and the Corporation or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Corporation (and not the intermediaries holding securities your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

NOTICE-AND-ACCESS

The Corporation is using the Notice-and-Access system under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations to distribute its proxy-related materials to Shareholders.

Under Notice-and-Access, rather than the Corporation mailing paper copies of the proxy-related materials to Shareholders, the materials can be accessed online under the Corporation’s profile on SEDAR at www.sedar.com or on the Corporation’s website at https://ir.vicinitymotorcorp.com/annual-general-meeting-materials/. The Corporation has adopted this alternative means of delivery for its proxy-related materials in order to reduce paper use and printing and mailing costs.

Shareholders will receive a Notice Package by prepaid mail, which will contain, among other things, information on Notice-and-Access and how Shareholders may access an electronic copy of the proxy-related materials, and how they may request a paper copy of the Information Circular, if they so choose, in advance of the Meeting and for a full year following the Meeting.

Shareholders will not receive a paper copy of the Information Circular unless they contact the Corporation by email at mcgrath@iocorporate.com. For Shareholders who wish to receive a paper copy of the Information Circular in advance of the voting deadline for the Meeting, requests must be received no later than December 11, 2022.

Shareholders with questions about Notice-and-Access may contact Computershare at 1-866-964-0492.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein with respect to the approval and ratification of the grant of an aggregate of 72,265 deferred share units on September 30, 2022 and approval the Omnibus Equity Incentive Plan, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee of management of the Corporation for election as a director of the Corporation and, to the knowledge of the Corporation, no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors or the appointment of auditors. See “Particulars of Other Matters to be Acted Upon – Approval Omnibus Equity Incentive Plan” and “Particulars of Other Matters to be Acted Upon – Approval of Grant of 72,265 Deferred Share Units” for further information.

RECORD DATE, QUORUM, VOTINGSHARES AND
PRINCIPAL HOLDERS OF VOTING SECURITIES

A Shareholder of record at the close of business on November 8, 2022 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting, or any adjournment thereof.

Under the Corporation’s current Articles the quorum for the transaction of business at the Meeting consists of at least two shareholders, or one or more proxyholders representing two members, or one member and a proxyholder representing another member.

The Corporation’s authorized capital consists of an unlimited number of common shares without par value (“Common Shares”). As at the Record Date, the Corporation has 44,033,421 Common Shares issued and outstanding, each share carrying the right to one vote.

Principal Holders of Voting Securities

To the best of the knowledge of the directors and senior officers of the Corporation, as of the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares of the Corporation.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

The following compensation discussion and analysis (the “Compensation Discussion and Analysis”) describes and explains the significant elements of the Corporation’s senior management compensation program, with particular emphasis on the process for determining compensation payable to the Corporation’s CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least C$150,000 (collectively, the “Named Executive Officers” or “NEOs”). For the year ended December 31, 2021, the NEOs of the Corporation are:

1.	William Trainer, CEO
2.	Danial Buckle, CFO
3.	John LaGourgue, VP of Sales and Corporate Development
4.	Manuel Achadinha, former COO from March 8, 2021 to April 11, 2022
5.	Jonathan Leskewich, former COO from April 28, 2020 to March 8, 2021

Objectives of Compensation Program

Vicinity’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	aligning their interests with those of the Corporation’s shareholders.

Elements of Executive Compensation

In compensating its senior management, the Corporation employs a combination of base salary, bonus compensation and equity-based incentive awards.

Base Salary

The board of directors of the Corporation (the “Board”) views paying compensation that is competitive in the markets in which the Corporation operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are remunerated in order to ensure that the compensation package offered by the Corporation is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Corporation.

The compensation to be paid to a particular NEO is determined by gathering competitive information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications. The Corporation does not engage in formal benchmarking. Payment of cash compensation fits within the objective of the compensation program since it rewards each NEO for performance of his duties and responsibilities.

Compensation for the CEO is approved by the Board. Base compensation and bonus levels are determined taking into account in comparison to the Corporation’s peers.

Bonus Compensation

The Corporation may, from time to time, issue bonus awards for its executives based on performance goals. Bonus compensation is awarded at the discretion of the Board and the Board considers performance of the individual and the Corporation, competitive factors and other matters in awarding bonuses. The Corporation’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive cash and share bonus compensation dependent upon the Corporation meeting the Corporation’s strategic objectives and milestones and sufficient cash resources being available.

Equity-Based Incentive Awards

Equity-based incentive awards take the form of:

(a)	stock options (“Options”) granted under the Corporation’s existing 10% rolling stock option plan (the “Stock Option Plan”);
(b)	restricted stock units (“RSUs”) granted under the Corporation’s restricted stock unit plan (the “RSU Plan”); and
(c)	deferred stock units granted under the Corporation’s deferred share unit plan (the “DSU Plan”).

Such equity-based incentive awards are considered when reviewing senior management compensation packages as a whole. Previous grants are also taken into account when considering new grants.

Performance Goals

Business criteria for the purpose of establishing performance goals may include, but are not limited to, one or more of the following business criteria for the Corporation, on a consolidated basis, and/or specified subsidiaries or business units of the Corporation (except with respect to the total shareholder return and earnings per share criteria): (1) total shareholder return; (2) such total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the S&P/TSX Composite Index; (3) past service to the Corporation; (4) net income; (5) pre-tax earnings; (6) earnings before interest expense, taxes, depreciation and amortization; (7) pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (8) operating margin; (9) earnings per share; (10) return on equity; (11) return on capital; (12) return on investment; (13) operating earnings; (14) working capital; (15) ratio of debt to shareholders’ equity; (16) revenue; and (17) free cash flow and free cash flow per share. Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis.

Consideration of Risks Associated with Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to Vicinity. These risks include but are not limited to those arising from Vicinity’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on Vicinity. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from Vicinity’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. The Corporation is of the view that its compensation programs do not incentivize its executives to take undue risks because:

●	executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards; and
●	annual incentive metrics that include a balance of key performance indicators that are not focused on a single financial measure.

Financial Instruments Designed to Hedge or Offset Decrease/Increase in Market Value

NEOs and members of the Board are not permitted to purchase financial instruments designed to hedge or offset a decrease or increase in market value of equity securities granted as compensation.

External Management Companies

Except as described under the heading “Employment, Consulting and Management Agreements” below, none of the NEOs or directors of the Corporation have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Issuer to provide executive management services to the Issuer, directly or indirectly.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total return on the Shares with the cumulative total return of the S&P/TSXV Composite Index. The graph indicates the relative values for each of the past five fiscal years, assuming that $100 was invested on the first day of the five-year period, being December 31, 2017 to December in 2021.

Compensation Governance

Compensation Committee

The Board has established a compensation committee (the “Compensation Committee”) to assist the Board in carrying out its responsibilities and decision-making process relating to executive and director compensation for the Corporation and its subsidiaries.

As at December 31, 2021, the Compensation Committee was comprised of Christopher Strong (Chair) and Joseph Miller, each of whom is independent within the meaning of National Instrument 52-110 – Audit Committees.

Mr. Miller has been a director of Vicinity since December 4, 2012. Mr. Miller has over 30 years experience in the construction field and manages a British Columbia based construction corporation with projects across North America and the South Pacific. Mr. Miller specializes in ground improvement, bringing new technologies to use around the world. Mr. Miller brings a vast knowledge in negotiation skills and customer relationship building to the Corporation. Mr. Miller is also a Director on several other boards and brings a broad base of experience in management and innovation skills.

Mr. Strong is a senior executive with over thirty years of experience with startups, acquisitions, initial public offerings turnarounds, and sales. In addition to previous roles as CEO, he has also served as audit committee chair, CFO, and numerous other finance-related positions earlier in his career. Mr. Strong is a former U.S. Navy Officer and received his MBA in finance from the Wharton School of Business.

Role of the Compensation Committee

The Compensation Committee, under the supervision of the Board has overall responsibility for recommending to the Board the levels of compensation for the NEOs as well as certain key employees and other members of senior management for approval by the Board.

The duties, responsibilities and authority of the Compensation Committee include:

(a)	to recommend to the Board the form and amount of compensation to be paid by the Corporation to directors for service on the Board and on its committees;
(b)	review director compensation at least annually;
(c)	to annually review the Corporation’s base compensation structure and the Corporation’s incentive compensation, stock option and other share-based compensation plans and recommend changes in or additions to such structure and plans to the Board as needed;
(d)	to recommend to the Board the annual base compensation of the Corporation’s executive officers;
(e)	to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Corporation for officers and non-officer personnel providing services to the Corporation and recommend incentive compensation participation levels for officers and non-officer personnel providing services to the Corporation under any such incentive compensation plan. In determining the incentive component of compensation, the Compensation Committee will consider the Corporation’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years;
(f)	to evaluate the performance of officers generally and in light of annual corporate goals and objectives under any incentive compensation plan;
(g)	to provide oversight of the performance evaluation and incentive compensation of non-officer personnel providing services to the Corporation; and
(h)	to administer the Corporation’s stock option and other share-based compensation plans and determine the grants of Options and other share-based compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned for each of the Corporation’s three most recently completed financial years ended December 31, 2021, December 31, 2020 and December 31, 2019 by the Corporation’s Named Executive Officers.

Name and Position	Year	Salary ($)	Share based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($))	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
William Trainer (2) CEO/President/Director	2021	432,252	1,201,840(3)	Nil	237,000	Nil	Nil	Nil	1,871,092
	2020	410,192	Nil	Nil	Nil	Nil	Nil	Nil	410,192
	2019	291,944	Nil	246,500	Nil	Nil	Nil	Nil	538,444
Danial Buckle (4) CFO	2021	310,053	Nil	420,000	75,000	Nil	Nil	Nil	805,053
	2020	259,615	100,500(5)	21,000	Nil	Nil	Nil	Nil	381,115
	2019	235,898	70,000(6)	126,000	Nil	Nil	Nil	Nil	431,898
John LaGourgue(7) VP Sales & Corporate Development	2021	224,255	Nil	420,000	60,000	Nil	Nil	Nil	704,255
	2020	168,679	100,500(8)	21,000	Nil	Nil	Nil	Nil	290,179
	2019	162,435	70,000(9)	14,500	Nil	Nil	Nil	Nil	246,935
Manuel Achadinha(10) Former COO	2021	299,015	Nil	420,000	Nil	Nil	Nil	Nil	719,015
Jonathan Leskewich(11) Former COO	2021	215,400	Nil	Nil	Nil	Nil	Nil	Nil	215,400
	2020	205,769	Nil	Nil	Nil	Nil	Nil	Nil	205,769

Notes

(1)	The value of the option-based award was determined using the Black-Scholes option-pricing model. All options shown were granted with an exercise price equal to or greater than the market price of the Corporation’s Shares on the date of grant. Accordingly, the values shown for these options are not the “in-the-money” value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-option pricing formula. Please see the table under “Outstanding Share-Based Awards and Option-Based Awards” for the in-the-money value of these options.
(2)	William Trainer was appointed a director on December 4, 2012 and Chief Executive Officer on August 26, 2019.
(3)	On April 27, 2021, the Corporation issued 166,000 RSUs to William Trainer. The RSUs vest solely on the passage of time and will vest on April 27, 2024. At the time of the award grant, the Corporation’s share price was $7.24 giving a value of the RSUs of $1,201,840. As of December 31, 2021, the value of the RSUs was $738,700.
(4)	Danial Buckle was appointed CFO on April 26, 2018.
(5)	On April 5, 2020, the Corporation issued 50,000 RSUs to Danial Buckle. In fiscal 2020, the RSUs vested based on performance criteria being met and the shares were awarded at a deemed price of $2.01 per share.
(6)	On January 18, 2019, the Corporation issued 46,666 RSUs to Danial Buckle. In fiscal 2019, the RSUs vested based on performance criteria being met and the shares were awarded at a deemed price of $1.485 (as to 33,333 shares) and a deemed price of $1.50 (as to 13,333 shares).
(7)	John LaGourgue was appointed a director on June 21, 2016 and VP of Sales and Corporate Development on January 1, 2017.
(8)	On April 5, 2020, the Corporation issued 50,000 RSUs to John LaGourgue. In fiscal 2020, the RSUs vested based on performance criteria being met and the shares were awarded at a deemed price of $2.01 per share.
(9)	On January 18, 2019, the Corporation issued 46,666 RSUs to John LaGourgue. In fiscal 2019, the RSUs vested based on performance criteria being met and the shares were awarded at a deemed price of $1.485 (as to 33,333 shares) and a deemed price of $1.50 (as to 13,333 shares).
(10)	Manuel Achadinha was Chief Operating Officer from March 8, 2021 to April 11, 2022, so the information is for only part of the financial year ended December 31, 2021.
(11)	Jonathan Leskewich was Chief Operating Officer from April 28, 2020 to March 8, 2021 so the information is for only part of the financial years ended December 31, 2020 and 2021.

EQUITY BASED INCENTIVE PLANS

Stock Option Plan

The Corporation’s existing 10% rolling Stock Option Plan was implemented to provide effective incentives to directors, senior officers, employees, consultants, consultant company or management company employees of the Corporation and its subsidiaries, or an eligible charitable organization (collectively “Eligible Persons”) and to provide Eligible Persons the opportunity to participate in the success of the Corporation by granting to such individuals options, exercisable over periods of up to ten years, as determined by the Board, to buy shares of the Corporation at a price equal to the Market Price (as defined in the Stock Option Plan) prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the TSX Venture Exchange (the “TSXV”) and approved by the Board.

Pursuant to the rules of the TSXV, a rolling stock option plan, such as the Stock Option Plan, must be re-approved by a majority of the Shareholders every year.

The Stock Option Plan is administered by the Board and subject to approval of the granting of Options by the Board, the Corporation shall grant options under the Stock Option Plan. The exercise price for the Shares issuable under each Option shall be determined by the Board on the basis of the Market Price (as set out in the Stock Option Plan). The exercise of Options issued may not be less than the Market Price of the Shares at the time the option is granted, less any discounts allowed by the TSXV (subject to the minimum exercise price allowed by the TSXV). The expiry date for each option shall be set by the Board at the time of issue of the option and shall not be more than ten years after the grant date. Options shall not be assignable or transferable by the optionee.

The Stock Option Plan provides that the aggregate number of Shares of the Corporation which may be available for issuance under the Stock Option Plan will not exceed 10% of the total number of Shares of the Corporation issued and outstanding from time to time, less the number of Shares issuable pursuant to the RSU Plan and DSU Plan.

The number of Shares reserved for issuance under the Stock Option Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, including the RSU Plan and DSU Plan:

(a)	in aggregate shall not exceed 10% of the total number of issued and outstanding Shares on a non- diluted basis; and

(b)	to any one optionee within a 12-month period shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Corporation).

The number of Shares which may be issuable under the Stock Option Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, including the RSU Plan and DSU Plan, within a one-year period:

(a)	to all insiders shall not exceed 10% of the total number of issued and outstanding shares on the date of the grant on a non-diluted basis;
(b)	to any one optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Corporation);
(c)	to any one consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the grant date on a non-diluted basis; and
(d)	to all Eligible Persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the date of the grant on a non- diluted basis, which options are to be vested in stages over at least a one-year period and no more than one-quarter of such options may be vested in any three month period.

Subject to limitations imposed under the Plan, Vested Options may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares (as defined in the Stock Option Plan) at any time after the Options have vested, provided that the Stock Option Plan has been previously approved by the shareholders of the Corporation, where such prior approval is required by TSXV Policies, up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

An optionee who ceases to be an Eligible Person due to his or her death or disability or, in the case of an optionee that is a Corporation, the death or disability of the person who provides management or consulting services to the Corporation or to any entity controlled by the Corporation, the option then held by the optionee shall be exercisable to acquire any Vested Unissued Option Shares (as defined in the Stock Option Plan) at any time up to but not after the earlier of (i) 365 days after the date of death or disability and (ii) the option expiry date.

If the optionee, or in the case of a management company employee or a consultant company, the optionee’s employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the optionee, or, in the case of a management company employee or a consultant company, of the optionee’s employer, is employed or engaged, any outstanding option held by such optionee on the date of such termination shall be cancelled as of that date.

If the optionee or, in the case of a management company employee or a consultant company, the optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Corporation’s retirement policy then in force, or due to his or her termination by the Corporation other than for cause, or due to his or her voluntary resignation, the option then held by the optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the option expiry date and the date which is 90 days after the optionee or, in the case of a management company employee or a consultant company, the optionee’s employer, ceases to be an Eligible Person.

In the event the option expiry date falls on a date during a trading black out period that has been self imposed by the Corporation, the option expiry date will be extended to the 10th business day following the date that the self imposed trading black out period is lifted by the Corporation.

The Stock Option Plan contains provisions for the treatment and appropriate adjustment of options in relation to capital changes and with regard to a reorganization, stock split, stock dividend, combination of shares, merger, amalgamation, consolidation or any other change in the corporate structure or shares of the Corporation. The options granted under the Stock Option Plan may contain such provisions as the Board may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If the Corporation determines that, in the event of a transaction, offer or proposal which would constitute an Offer (as defined in the Stock Option Plan) the Board may, upon notifying each optionee of the full particulars of the Offer, declare all Option Shares issuable upon the exercise of options granted under the Stock Option Plan, are vested (subject to the proviso below), and declare that the option expiry date for the exercise of all unexercised options granted under the Stock Option Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided that where an option was granted to a consultant providing investor relations activities, the Board declaration that Option Shares issuable upon the exercise of such options granted under the Stock Option Plan be vested with respect to such Option Shares, is subject to prior approval of the TSXV.

Subject to the provisions of the Stock Option Plan, the Board has full and final authority in its discretion to interpret the Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan and to make all other determinations deemed necessary or advisable in respect of the Stock Option Plan. The Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSXV or any other regulatory body having authority over the Corporation or the Stock Option Plan, suspend, terminate or discontinue the Stock Option Plan at any time, or amend or revise the terms of the Stock Option Plan or of any option granted under the Stock Option Plan and the option agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Stock Option Plan without the consent of that optionee. Any amendments to the Stock Option Plan or options granted thereunder will be subject to the approval of the shareholders.

RSU Plan

The RSU Plan is intended to enhance the Corporation’s and its Affiliates’ (as defined in the RSU Plan) ability to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Corporation and its Affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation through the grant of RSUs. The awarding of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.

The aggregate number of Shares available for issuance from treasury under the RSU Plan, subject to certain adjustments is 300,000 Shares.

The Board has full power and authority to take all actions and to make all determinations required or provided for under the RSU Plan, any Award (as defined in the RSU Plan) or any Award Agreement (as defined in the RSU Plan), and has full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the RSU Plan that the Board deems to be necessary or appropriate to the administration of the RSU Plan, any Award or any Award Agreement. All such actions and determinations are by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board. The interpretation and construction by the Board of any provision of the RSU Plan, any Award or any Award Agreement is final, binding and conclusive.

The Board from time to time may delegate to the Compensation Committee such powers and authorities related to the administration and implementation of the RSU Plan as the Board determines, other than the Board’s power and authority to grant awards or to issue Shares to grantees upon the vesting of an Award, consistent with the articles of the Corporation and applicable law.

Subject to the other terms and conditions of the RSU Plan, the Board has full and final authority to:

(i)	designate grantees;

(ii)	determine the number of Shares to be subject to an Award;

(iii)	establish the terms and conditions of each Award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award and any other terms or conditions);

(iv)	prescribe the form of each Award Agreement evidencing an Award;

(iv)	establish performance criteria; and

(v)	amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the RSU Plan but without amending the RSU Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Canada to recognize differences in local law, tax policy, or custom.

As a condition to any subsequent Award, the Board has the right, at its discretion, to require grantees to return to the Corporation Awards previously made under the RSU Plan. Subject to the terms and conditions of the RSU Plan, any such new Award granted is on such terms and conditions as are specified by the Board at the time the new Award is made. The Board has the right, in its discretion, to make Awards in substitution or exchange for any other award under another plan of the Corporation, any Affiliate, or any business entity to be acquired by the Corporation or an Affiliate. The Corporation may, within 30 days, annul an Award if the grantee is an employee of the Corporation or an Affiliate thereof and is terminated for Cause (as defined in the RSU Plan). The grant of any Award is contingent upon the grantee executing the appropriate Award Agreement.

Shares issued or to be issued under the RSU Plan are authorized but unissued Shares. Subject to the RSU Plan, the maximum number of Shares available for issuance under the RSU Plan is 300,000, of which, 166,666 RSUs are outstanding. If any Shares covered by an Award are forfeited, or if an Award terminates without delivery of any Shares subject thereto, then the number of Shares counted against the aggregate number of Shares available under the RSU Plan with respect to such Award is, to the extent of any such forfeiture or termination, again available for making Awards under the RSU Plan. The Board has the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions. The number of Shares reserved pursuant to the RSU Plan may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

Notwithstanding the foregoing:

(i)	the number of securities issuable to insiders of the Corporation under all security-based compensation arrangements, including the RSU Plan, at any time, cannot exceed 10% of the issued and outstanding Shares;
(ii)	the number of securities issued to insiders of the Corporation pursuant to such arrangements, within any one-year period, cannot exceed 10% of the issued and outstanding Shares;
(iii)	the number of Shares issuable to any one service provider or other individual pursuant to an Award within any one-year period, cannot exceed 1% of the issued and outstanding Shares;
(iv)	the aggregate number of Shares issuable to all service providers pursuant to Awards within any one-year period, cannot exceed 2% of the issued and outstanding Shares;
(v)	the aggregate number of Shares issuable to any one person (and companies wholly owned by that person) in a 12 month period must not exceed 5% of the issued and outstanding Shares, calculated on the date the RSU is granted to the person (unless the Corporation has obtained the requisite Disinterested Shareholder approval); and
(vi)	the aggregate number of Shares issuable to any one Consultant (as defined in the policies of the TSXV) in a 12 month period must not exceed 2% of the issued and outstanding Shares, calculated at the date the RSU is granted to the Consultant.

The Board may, at any time and from time to time, amend, suspend, extend or terminate the RSU Plan as to any Shares as to which Awards have not been made. An amendment must be contingent on approval of the Corporation’s Shareholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange listing requirements. However, amendments of a housekeeping nature, changes to vesting provisions, changes to the term of the RSU Plan or Awards made under the RSU Plan or changes to performance criteria will not require shareholder approval.

At the time a grant of RSUs is made, the Board may, in its sole discretion, establish a period of time (a “Vesting period”) applicable to such RSUs. Each Award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, at the time a grant of RSUs is made, prescribe restrictions in addition to or other than the expiration of the Vesting period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the RSUs in accordance with the RSU Plan. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time do not vest in full in less than three (3) years from the Grant Date (as defined in the RSU Plan); (ii) any Vesting period may be waived by the Board in its sole discretion; and (iii) RSUs granted to Outside Directors (as defined in the RSU Plan) vest, (a) at the election of an Outside Director at the time the Award is granted, within a minimum of one (1) year to a maximum of three (3) years following the Grant Date, as such Outside Director may elect, and (b) if no election is made, upon the earlier of a Change of Control (as defined in the RSU Plan) in accordance with the RSU Plan or his or her resignation from the Board.

RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the grantee’s beneficiary or estate, as the case may be, upon the death of the grantee) during the Vesting period. Upon the death of a grantee, any RSUs granted to such grantee which, prior to the grantee’s death, have not vested, immediately vest and the grantee’s estate is entitled to receive payment in accordance with the RSU Plan.

Grantees of RSUs have no rights as shareholders of the Corporation. The Board may provide in an Award Agreement evidencing a grant of RSUs that the grantee is entitled to receive, upon the Corporation’s payment of a cash dividend on its outstanding Shares, a cash payment for each RSU granted equal to the per-share dividend paid on the outstanding Shares.

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a grantee’s service, any RSUs granted to a grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, are immediately deemed forfeited. Upon forfeiture of RSUs, the grantee has no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the RSUs.

The granting and vesting of RSUs may be subject to such performance conditions as may be specified by the Board in the Award Agreement. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions.

The performance goals for Awards consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Compensation Committee consistent with the RSU Plan. Performance goals are objective and otherwise meet the requirements that the level or levels of performance targeted by the Compensation Committee result in the achievement of performance goals being “substantially uncertain”. The Compensation Committee may determine that Awards vest upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the vesting of an Award. Performance goals may differ for Awards granted to any one grantee or to different grantees.

If the number of outstanding Shares is increased or decreased or the Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Corporation occurring after the Effective Date (as defined in the RSU Plan), the number and kinds of shares for which Awards may be made under the RSU Plan are adjusted proportionately and accordingly by the Corporation. In addition, the number and kind of shares for which Awards are outstanding are adjusted proportionately and accordingly so that the proportionate interest of the grantee immediately following such event is, to the extent practicable, the same as immediately before such event.

No fractional shares or other securities will be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment will be eliminated in each case by rounding downward to the nearest whole Share.

DSU Plan

The purpose of the DSU Plan is to strengthen the alignment of interests between the eligible directors and the shareholders of the Corporation by linking a portion of annual director compensation, as determined by the committee from time to time, to the future value of the Shares. In addition, the DSU Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of directors of the Corporation and its affiliates. The DSU Plan will provide the opportunity to directors to receive compensation in line with the value of the Shares.

The aggregate number of Shares available for issuance from treasury under the DSU Plan, subject to certain adjustments, is 400,000 Shares.

The DSU Plan shall be administered by the Compensation Committee and the Compensation Committee shall have full discretionary authority to administer the DSU Plan including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the Compensation Committee may deem necessary in order to comply with the requirements of the DSU Plan. All actions taken and all interpretations and determinations made by the Compensation Committee in good faith shall be final and conclusive and shall be binding on the participants and the Corporation. The appropriate officers of the Corporation are authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the DSU Plan and of the rules and regulations established for administering the DSU Plan.

Under no circumstances may the number of DSUs granted in aggregate, together with any other security based compensation arrangement (as such term is defined in the DSU Plan) of the Corporation, exceed 10% of the total number of Shares then outstanding, provided that if any DSUs granted under the DSU Plan are cancelled or terminated in accordance with the DSU Plan, then the Shares subject to those DSUs will again be available to be granted under the DSU Plan, subject to adjustments pursuant to the DSU Plan.

The maximum number of DSUs which may be granted to insiders under the DSU Plan, together with grants under any other previously established or proposed security based compensation arrangements, within any one year period shall be 10% of the total number of Shares then outstanding (on a non-diluted basis).

The maximum number of DSUs which may be granted to any one participant (as such term is defined in the DSU Plan ), including, for greater certainty, companies wholly owned by that participant, together with grants under any other previously established or proposed security based compensation arrangements, within any one year period shall be 5% of the total number of Shares then outstanding (on a non-diluted basis).

The maximum number of Shares issuable to any one individual, at any time, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation, is 1% of the total number of Shares then outstanding and in the aggregate, 2% of the total number of Shares in any 12-month period.

Any Shares and DSUs issued under the DSU Plan shall be subject to the exchange hold period (as defined in the applicable policies of the TSXV) where applicable.

The DSU Plan shall remain in effect until it is terminated by the Board, subject to the requirements of the stock exchange upon which the Shares of the Corporation are then listed. Upon termination of the DSU Plan, the Corporation shall issue Shares with respect to all remaining DSUs under Section 3.04 of the DSU Plan, as at the applicable separation date (as such term is defined in the DSU Plan) for each of the remaining participants.

Subject to the terms of the DSU Plan and the compensation policies of the Board, beginning with the calendar year 2018, each eligible director may file an election notice (as such term is defined in the DSU Plan) in respect of his or her director’s remuneration (as such term is defined in the DSU Plan) payable for the following year. If an eligible director fails to make an election, he or she will be deemed to have elected to receive up to 100% of his or her director’s remuneration in DSUs as determined by the Committee in its discretion. An election notice can be made only once annually and will apply for the full duration of the eligible director’s current term in respect of which the director’s remuneration is payable or until a replacement election notice is made for a subsequent year. The DSU Plan grant date (as such term is defined in the DSU Plan) in respect of an eligible director, at the discretion of the Committee, shall be either: (i) the date on which the elected portion of the eligible director’s remuneration would otherwise be paid in cash, or (ii) the first business day following the public release of the Corporation’s audited annual financial statements for the immediately preceding fiscal year.

Notwithstanding any of the foregoing, the Committee shall have the authority, subject to applicable securities laws, to make any special grant of deferred share units to eligible directors, in such numbers, and at any time as the Committee will deem appropriate.

The DSU Plan will at all times remain unfunded and the obligations of the Corporation under the DSU Plan shall be general unsecured obligations of the Corporation.

As soon as practicable following the separation date (as such term is defined in the DSU Plan) for each participant, the Corporation shall issue to such participant one previously unissued Share for each outstanding whole deferred share unit held by such participant on such relevant separation date, less withholding taxes and applicable statutory source deductions. Fractional deferred share units shall be cancelled. In all events, such issuance of Shares will occur during the period commencing on the business day immediately following the separation date and ending no later than the 60th day following the participant’s separation date.

The Committee may, from time to time in its absolute discretion, amend (without shareholder approval), modify and change the provisions of the DSU Plan, provided that any amendment, modification or change to the provisions of the DSU Plan which would:

(a)	materially increase the benefits of the holder under the DSU Plan to the detriment of the Corporation and Shareholders;

(b)	increase the number of Shares, other than by virtue of Section 5.05 of the DSU Plan, which may be issued pursuant to the DSU Plan;

(c)	reduce the range of amendments requiring shareholder approval contemplated in the DSU Plan;

(d)	permit DSUs to be transferred other than for normal estate settlement purposes;

(e)	materially modify the requirements as to eligibility for participation in the DSU Plan;

is only effective upon such amendment, modification or change being approved by the disinterested shareholders of the Corporation, if required by the TSXV or any other stock exchange on which the Shares are listed, or any other regulatory authorities having jurisdiction over the Corporation. In addition, any such amendment, modification or change of any provision of the DSU Plan is subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

The Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to Shareholder approval, in its sole discretion make all other amendments to the DSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to reflect changes to applicable securities laws; and

(c)	amendments to ensure that the DSUs granted under the DSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant may from time to time be a resident, or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the DSU Plan or pursuant to a will or by the laws of descent and distribution, no DSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the DSU Plan shall be null and void.

In the event there is any change in the Shares, whether by reason of a stock dividend, stock split, reverse stock split, consolidation, subdivision, reclassification or otherwise, an appropriate proportionate adjustment shall be made by the Committee with respect to the number of DSUs then outstanding under the DSU Plan as the Committee, in its sole discretion, may determine to prevent dilution or enlargement of rights. All such adjustments, as determined by the Committee, shall be conclusive, final and binding for all purposes of the DSU Plan.

If the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed change of control (as such term is defined in the DSU Plan)(collectively, the “Proposed Transaction”), the Committee may give written notice to all participants advising that each DSU that is outstanding on, and has not yet vested or been redeemed prior to, the record date or the effective date (as applicable) of the Proposed Transaction may fully vest and be redeemed for Shares only within 30 days after the date of the notice and not thereafter, and that all rights of the participants under any DSU not redeemed will terminate at the expiration of the 30-day period, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any DSU will be affected by the notice, except that any unvested DSU may not be redeemed between the date of expiration of the 30-day period and the day after the expiration of the 180-day period.

Outstanding Options, RSUs and DSUs

As at the date of this Statement of Executive Compensation, there are 1,499,997 Options outstanding under the Stock Option Plan, representing 3.4% of the outstanding Shares, and 2,262,080 Options remain available for grant, representing 5.13% of the outstanding Shares. Of the 1,499,997 Options outstanding under the Stock Option Plan, 733,328 are held directly or indirectly by NEOs and/or Directors.

The Stock Option Plan was last approved by Shareholders at the annual general and special meeting of the Corporation held on December 10, 2021.

As at the date of this Statement of Executive Compensation, there are also 475,265 DSUs outstanding and 166,000 RSUs outstanding. The number of DSUs outstanding exceed the number of DSUs available under the DSU Plan. Accordingly, the Corporation will be seeking disinterested shareholder approval and regulatory approval for the excess grant under the DSU Plan.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and other Compensation Securities

The following table sets forth all compensation securities outstanding on a post-consolidated basis at the end of the most recently completed fiscal year ended December 31, 2021 for each of the Named Executive Officers.

	OPTIONS-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of Unexercised in-the-money options (CDN$) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (CDN$)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)
William Trainer CEO/President/Director	83,333(2 200,000(3)	2.40 1.50	Jan. 17, 2024 Nov 15, 2024	170,832 590,000	Nil	Nil	Nil
Danial Buckle CFO	83,333 16,666 30,000	4.35 1.20 7.24	Apr 26, 2023 May 3, 2025 Apr 26, 2026	8,333 54,164 n/a	Nil	Nil	Nil
John LaGourgue VP Sales & Corporate Development	16,666 30,000	6.15 7.24	Nov 22, 2025 Apr 26, 2026	n/a n/a	Nil	Nil	Nil
Manuel Achadinha Former COO	100,000	7.20	Mar 7, 2026	n/a	Nil	Nil	Nil

Notes:

1.	The value at December 31, 2021 is calculated by determining the difference between the closing price on the TSXV of the Shares at December 31, 2021 ($4.45 per Share/market value) and the exercise price of the Options.

2.	As of December 31, 2021, of the 83,333 Options outstanding representing the “in-the-money value”, only 69,440 Options were vested and available for exercise. Subsequent to December 31, 2021, and as at the date of this Statement of Executive Compensation, all of these options have vested. Refer to the table “Incentive Plan Awards -Value Vested or Earned During the Year ended December 31, 2021” below regarding the in-the-money vested options.

3.	As of December 31, 2021, of the 200,000 options outstanding representing the “in-the-money value”, only 166,665 options were vested and available for exercise. Refer to the table “Incentive Plan Awards -Value Vested or Earned During the Year ended December 31, 2021” below regarding the in-the-money vested Options.

Incentive Plan Awards – Value Vested or Earned During the Fiscal Year Ended December 31, 2021

The following table sets out the aggregate dollar value of options vested that would have been realized if the options were exercised on the date vested or earned, on a post-consolidated basis. The value is based on the difference between the option exercise price and the market price of the underlying security of the date of vesting.

Name	Option-based awards Value vested during the year ($)	Share-based wards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Trainer	97,494(1)	Nil	Nil
Chief Executive Officer & Director	167,665(2)
70,551(3)
114,999(4)
Danial Buckle	45,582(5)	Nil	Nil
Chief Financial Officer
Nil(6)
John LaGourgue
Vice-President of Sales & Corporate	Nil(6)	Nil	Nil
Development
Manuel Achadinha	Nil(7)	Nil	Nil
Former Chief Operating Officer
Jonathan Leskewich	30,886(8)	Nil	Nil
Former Chief Operating Officer	33,582(9)
27,053(10)
18,720(11)
18,609(12)

(1)	The vest date of the options noted above was January 17, 2021 with a post-consolidated exercise price of $2.40. The post-consolidated closing price on the TSXV of the Shares on the date of vest was $9.42 per Share.

(2)	The vest date of the options noted above was May 15, 2021 with a post-consolidated exercise price of $1.50. The post- consolidated closing price on the TSXV of the Shares on the date of vest was $6.53 per Share.

(3)	The vest date of the options noted above was July 17, 2021 with a post-consolidated exercise price of $2.40. The post- consolidated closing price on the TSXV of the Shares on the date of vest was $7.48 per Share.

(4)	The vest date of the options noted above was November 15, 2021 with a post-consolidated exercise price of $1.50. The post-consolidated closing price on the TSXV of the Shares on the date of vest was $4.95 per Share.

(5)	The vest date of the options noted above was May 4, 2021 with a post-consolidated exercise price of $1.20. The post- consolidated closing price on the TSXV of the Shares on the date of vest was $6.67 per Share.

(6)	The vest date of the options noted above was October 27, 2021 with a post-consolidated exercise price of $7.24. The post-consolidated closing price on the TSXV of the Shares on the date of vest was $5.03 per Share.

(7)	The vest date of the options noted above was September 8, 2021 with a post-consolidated exercise price of $7.20. The post-consolidated closing price on the TSXV of the Shares on the date of vest was $5.98 per Share.

(8)	The vest date of the options noted above was April 26, 2021 with a post-consolidated exercise price of $1.68. The post- consolidated closing price on the TSXV of the Shares on the date of vest was $7.24 per Share.

(9)	The vest date of the options noted above was May 12, 2021 with a post-consolidated exercise price of $1.20. The post- consolidated closing price on the TSXV of the Shares on the date of vest was $5.23 per Share.

(10)	The vest date of the options noted above was May 26, 2021 with a post-consolidated exercise price of $1.20. The post- consolidated closing price on the TSXV of the Shares on the date of vest was $6.07 per Share.

(11)	The vest date of the options noted above was October 26, 2021 with a post-consolidated exercise price of $1.68. The post-consolidated closing price on the TSXV of the Shares on the date of vest was $5.05 per Share.

(12)	The vest date of the options noted above was November 26, 2021 with a post-consolidated exercise price of $1.20. The post-consolidated closing price on the TSXV of the Shares on the date of vest was $4.55 per Share.

PENSION PLAN BENEFITS

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment, Consulting and Management Agreements

Management functions of the Corporation are not, to any substantial degree, performed other than by directors or NEOs of the Corporation. There are no agreements or arrangements that provide for compensation to NEOs or directors of the Corporation, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Corporation or a change in the NEO or director’s responsibilities, other than as follows:

William R. Trainer, Chief Executive Officer, President and Director

The employment agreement dated August 23, 2019 between the Corporation and Mr. Trainer provides that if the Corporation terminates Mr. Trainer’s employment without cause within 12-months of a change of control (as defined in the employment agreement), Mr. Trainer will be entitled to an amount equal to 24 months of his base salary, in effect at the time of termination. If there is a change of control (as defined in the employment agreement), and Mr. Trainer is terminated by the Corporation due to the change of control, any and all options and other equity awards granted to Mr. Trainer will fully vest and will be exercisable pursuant to the terms of the Stock Option Plan. If Mr. Trainer terminates his employment for good reason (as defined in the employment agreement) he shall be entitled to receive the same payments and benefits as if he had been terminated by the Corporation within 12-months of a change of control. If the Corporation terminates Mr. Trainer’s employment without cause and without notice, any and all options and other equity awards granted to Mr. Trainer will fully vest and be exercisable and he will be entitled to an amount equal to 12-months of his base salary, in effect at the time of termination, which shall increase by two months for each year of engagement to a maximum of 24 months of base salary.

Danial Buckle, Chief Financial Officer

The employment agreement dated April 16, 2019 between the Corporation and Mr. Buckle provides that if the Corporation terminates Mr. Buckle’s employment without cause within 12-months of a change of control (as defined in the employment agreement), Mr. Buckle will be entitled to an amount equal to 12 months of his base salary, in effect at the time of termination. If there is a change of control (as defined in the employment agreement), and Mr. Buckle is terminated by the Corporation due to the change of control, any and all options and other equity awards granted to Mr. Buckle will fully vest and will be exercisable pursuant to the terms of the Stock Option Plan. If Mr. Buckle terminates his employment for good reason (as defined in the employment agreement) he shall be entitled to receive the same payments and benefits as if he had been terminated by the Corporation within 12-months of a change of control or without cause. If the Corporation terminates Mr. Buckle’s employment without cause and without notice, any and all options and other equity awards granted to Mr. Buckle will fully vest and be exercisable and he will be entitled to an amount equal to 12-months of his base salary, in effect at the time of termination.

DIRECTOR COMPENSATION

Statement of Director Compensation

Compensation of Directors

Independent directors are paid varying amounts depending on the degree to which they are active on behalf of the Corporation.

The compensation provided to directors who were not an executive officer for the Corporation’s most recently completed financial year of December 31, 2021, are as follows:

Name	Fees Earned ($) (1)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Non-equity Incentive Plan Compensation	Pension Value	All other Compensation ($)	Total ($)
Joseph Miller(3)	126,087	Nil	Nil	Nil	Nil	Nil	126,087
Andrew Imanse(4)	100,737	Nil	Nil	Nil	Nil	Nil	100,737
Christopher Strong(5)	107,134	Nil	Nil	Nil	Nil	Nil	107,134
James White(6)	88,220	Nil	Nil	Nil	Nil	Nil	88,220

Notes:

1.	On October 8, 2019, the Corporation adopted a DSU Plan where Eligible Directors can opt to have their respective direcVtor’s fees, or a portion thereof, paid in Deferred Share Units (“DSUs”), rather than cash, which DSUs will vest into Shares upon their resignation. The above amounts reflect the value of compensation whether paid in cash or in DSUs.

2.	The value of the option-based award was determined using the Black-Scholes option-pricing model. All options shown were granted with an exercise price equal to or greater than the market price of the CorpoVration’s Shares on the date of grant. Accordingly, the values shown for these options are not the “in-the-money” value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-option pricing formula. Please see the tabletw under “Outstatnding Share-Based Awards and Option-Based Awards” for the in-the-money value of these options.

3.	Joseph Miller was appointed a director on December 4, 2012.

4.	Andrew Imanse was appointed a director on October 13, 2015.

5.	Christopher Strong was appointed a director on May 29, 2018.

6.	James White was appointed a director on September 23, 2019.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all compensation securities outstanding on a post-consolidated basis at the end of the most recently completed fiscal year ended December 31, 2021 for each director who was not an executive officer.

	OPTIONS-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of Unexercised in-the-money options (CDN$) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (CDN$)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)
Joseph Miller Director	83,333(2)	2.40	Jan. 17, 2024	170,833	Nil	Nil	Nil
Andrew Imanse Director	16,666	6.15	Nov. 22, 2025	Nil	Nil	Nil	Nil
Christopher Strong Director	83,333 16,666	4.35 6.15	May 29, 2023 Nov. 22, 2025	8,333 Nil	Nil	Nil	Nil
James White Director	16,666	1.56	Nov. 27, 2024	49,165	Nil	Nil	Nil

Notes:

1.	The value at December 31, 2021 is calculated by determining the difference between the closing price on the TSXV of the Shares at December 31, 2021 ($4.45 per Share/market value) and the exercise price of the Options.

2.	As of December 31, 2021, of the 83,333 options outstanding representing the “in-the-money value”, only 69,440 options were vested and available for exercise. Subsequent to December 31, 2021, and as at the date of this Statement of Director Compensation, all of these options have vested. Refer to the table “Incentive Plan Awards -Value Vested or Earned During the Year ended December 31, 2021” below regarding the in-the-money vested options.

Incentive Plan Awards -Value Vested or Earned During the Year ended December 31, 2021

The following table sets out the aggregate dollar value of options vested that would have been realized if the options were exercised on the date vested or earned, on a post-consolidated basis for directors who are not NEOs. The value is based on the difference between the option exercise price and the market price of the underlying security of the date of vesting.

Name	Option-based awards Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Joseph Miller	97,494(1)	Nil	Nil
Director	70,551(2)

1.	The vest date of the options noted above was January 17, 2021 with a post-consolidated exercise price of $2.40. The post-consolidated closing price on the TSXV of the Shares on the date of vest was $9.42 per Share.

2.	The vest date of the options noted above was July 17, 2021 with a post-consolidated exercise price of $2.40. The post-consolidated closing price on the TSXV of the Shares on the date of vest was $7.48 per Share.
3.	As to 3,520,000 Options, 166,000 RSUs and 170,792 DSUs

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets forth aggregated information as at December 31, 2021, with respect to the compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance. Pursuant to the Stock Option Plan, DSU Plan and the RSU Plan, the maximum aggregate number of Common Shares which may be subject to options is 10% of the Common Shares outstanding from time to time:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	1,601,657	$4.52	1,556,188
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
TOTAL	1,601,657	$4.52	1,556,188

(1)	As to 1,601,657 options, 166,000 Restricted Stock Units and 170,792 Deferred Share Units

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or “routine indebtedness” as defined in Form 51-102F5 of National Instrument 51-102 none of:

(a)	the individuals who are, or at any time since the beginning of the last financial year of the Corporation were, a director or executive officer of the Corporation;
(b)	the proposed nominees for election as a director of the Corporation; or
(c)	any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or any subsidiary of the Corporation, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)	a Director or Officer;
(b)	a director or executive officer of a person or Corporation that is itself an Informed Person or a Subsidiary;
(c)	any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation, other than the voting securities held by the person or Corporation as underwriter in the course of a distribution; and

(d)	the Corporation itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Corporation’s financial statements for the financial year ended December 31, 2021 none of

(a)	the Informed Persons of the Corporation;
(b)	the proposed nominees for election as a Director; or
(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Corporation or any subsidiary of the Corporation.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, (“PWC”) is the Corporation’s auditor. Management is recommending the re-appointment of PWC as Auditors for the Corporation, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board of Directors. Management recommends the appointment, and the persons named in the enclosed form of Proxy intend to vote in favour of such appointment.

MANAGEMENT CONTRACTS

Except as disclosed herein, the Corporation is not a party to a Management Contract whereby management functions are to any substantial degree performed other than by the directors or executive officers of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Corporation for the financial year ended December 31, 2021, together with the Auditor’s Report of the Corporation (the “Financial Statements”), will be presented to Shareholders at the Meeting.

The Financial Statements, the Auditor’s Report thereon together with Management Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2021, is available on SEDAR at www.sedar.com prior to the Meeting.

The Notice of Annual General Meeting of Shareholders, Information Circular, Request for Financial Statements (NI 51-102) and form of Proxy is also available SEDAR at www.sedar.com prior to the Meeting.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of PWC as the auditor of the Corporation to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board of Directors.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing PWC as the Corporation’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors

Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of Directors at six (6). Although Management is nominating six (6) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR fixing the number of Directors at six (6) for the ensuing year.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at six (6). Although Management is nominating six (6) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Corporation is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles of the Corporation.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Corporation, the period of time for which he has been a director of the Corporation, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Corporation which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. Each of the nominees are currently directors of the Corporation.

Name, Province and Country of ordinary residence, and positions held with the Corporation(1)	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years	Date(s) serving as a Director	No. of shares beneficially owned or controlled(1)
William Trainer Langley, BC CEO / President / Director	Chief Executive Officer of Vicinity Motor Corp.	December 4, 2012	1,431,541
Joseph Miller(2)(3) Surrey, BC Chairman / Director	Commercial Real Estate Development	December 4, 2012	1,908,809
John LaGourgue(2) Surrey, BC VP Sales and Corporate Development / Director	Officer and Director of Vicinity Motor Corp.	June 21, 2016	257,374
Andrew Imanse Orange County, CA Director	Independent Corporate Advisor	October 13, 2015	91,133

Name, Province and Country of ordinary residence, and positions held with the Corporation(1)	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years	Date(s) serving as a Director	No. of shares beneficially owned or controlled(1)
Christopher Strong(2)(3) Ft. Worth, TX Director	Independent Corporate Advisor	May 29, 2018	Nil
James White Toronto, ON Director	Managing Partner, Baynes & White, Toronto, ON, since 1993	September 23, 2019	562,271

(1)	The information as to ordinary residence, principal occupation and number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the nominee director and his or her associates and affiliates, not being within the knowledge of the Corporation, has been furnished by the respective nominees. Information provided as at the Record Date.

(2)	Member of Audit Committee.

(3)	Member of Compensation Committee.

The Corporation does not currently have an Executive Committee of its Board of Directors.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant Corporation that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

Except as set forth below, none of the proposed directors, including any personal holding Corporation of a proposed director:

(a)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any Corporation (including the Corporation) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the Corporation; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the Corporation; or

(b)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any Corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Mr. Strong, a director of the Corporation, was a director of Geokinetics Inc. (“Geokinetics”), a publicly trading corporation on the AMEX headquartered in Houston, Texas. In March 2013, Geokinetics filed a prepackaged reorganization. Geokinetics is in the seismic business, which is heavily exposed to oil and gas prices. Due in part to a downturn in commodity prices, budget cuts for seismic data acquisition to develop new prospects and equipment which formed a substantial portion of the Geokinetics’ assets becoming obsolete, causing its value to be impaired when wireless networks began being used in the field for data collection, the Corporation became insolvent and was not believed to be financeable. Mr. Strong resigned as director of Geokinetics in April 2013.

Approval of Omnibus Equity Incentive Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution (the “Omnibus Plan Resolution”) approving the omnibus equity incentive plan in the form set out as Schedule “A” hereto (the “Omnibus Equity Incentive Plan” or “Omnibus Plan”).

Background & Purpose

On November 7, 2022, upon a recommendation of the Compensation Committee, the Board passed a resolution to adopt the Omnibus Equity Incentive Plan, subject to, and effective upon, the approval of shareholders. The Omnibus Equity Incentive Plan provides flexibility to the Corporation to grant equity-based incentive awards in the form of options (“Options”), restricted share units (“RSUs”), preferred shared units (“PSUs”) and deferred share units (“DSUs”), as described in further detail below. Provided that the Omnibus Equity Incentive Plan is approved by the shareholders at the Meeting, all future grants of equity-based awards will be made pursuant to, or as otherwise permitted by, the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Corporation’s current Stock Option Plan, RSU Plan or DSU Plan as of the date of the Meeting (the “Predecessor Plans”). Following the effective date Omnibus Plan becoming effective, no further equity compensation awards shall be granted pursuant to any Predecessor Plan; outstanding awards under any Predecessor Plan shall continue to be outstanding as awards granted under and subject to the terms of the new Omnibus Plan, provided however, that if the terms of new Omnibus Plan adversely alter the terms or conditions, or impair any right of, a participant pursuant to the applicable Predecessor Plan, and such participant has not consented thereto, the applicable terms of the Predecessor Plan shall continue to apply for the benefit of such participant, subject to compliance with the policies of the TSX Venture Exchange (“TSX-V”).

The objectives of the Omnibus Equity Incentive Plan are to, among other things, to promote a significant alignment between Directors, officers, employees and consultants of the Corporation (collectively “Participants”) and the long term growth objectives of the Corporation; to associate a portion of participants’ compensation with the performance of the Corporation over the long term; and to attract, motivate and retain the key participants to drive the business success of the Corporation and its subsidiaries.

A summary of the key terms of the Omnibus Equity Incentive Plan is set out below, which is qualified in its entirety by the full text of the Omnibus Equity Incentive Plan. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “A” to this Information Circular.

Recommendation of the Board

The Board recommends that Shareholders vote in favour of the approval of the Omnibus Plan Resolution. The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the Omnibus Plan Resolution to approve the Omnibus Plan.

Reasons for the Recommendation

In support of its recommendation to Shareholders to vote FOR the Omnibus Plan Resolution, the Board considered that the Omnibus Plan is an efficient and effective plan to provide Vicinity with a share-related mechanism to (a) advance the interests of Vicinity by enhancing the ability of Vicinity and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, (b) reward such persons for their sustained contributions and (c) encourage such persons to take into account the long-term corporate performance of Vicinity.

Summary of the Omnibus Plan

The Omnibus Plan allows the grant of stock options (“Options”), restricted share units (“RSUs”) and performance share units (“PSUs” and together with RSUs, “Share Units”) settled in common shares (or, at the election of the Corporation, their cash equivalent). In addition, under the Omnibus Plan, the Corporation is able to grant deferred share units (“DSUs”) to non-employee members of the Board and its designated affiliates.

Administration

The Omnibus Plan will be administered by the Board. The Board will determine which directors, officers, eligible employees or consultants of the Corporation or its affiliates are eligible to receive awards under the Omnibus Plan. In addition, the Board will interpret the Omnibus Plan and may adopt, amend or rescind any administrative rules, regulations, procedures and guidelines relating to the Omnibus Plan as it deems appropriate, provided however, that the Corporation shall be required to obtain shareholder or disinterested shareholder approval, as applicable, for any amendments to the Omnibus Plan other than amendments: (i) of a “housekeeping” nature to clarify the meaning of an existing provision or correct any grammatical or typographical errors in the Omnibus Plan, or (ii) necessary to comply with applicable law or the requirements of any stock exchange on which the securities of the Corporation are listed.

Except as otherwise required by law, the Board may, from time to time, delegate powers conferred on the Board under the Omnibus Plan to such committee as the Board determines necessary, from time to time. In such event, such committee will exercise the powers delegated to it by the Board in the manner and on such terms authorized by the Board, and all decisions made, or actions taken, by the committee arising in connection with the administration of the Omnibus Plan within its authority are final, conclusive and binding.

Eligibility

All employees and directors of the Corporation or its designated affiliates are eligible to participate in the Omnibus Plan. In addition, subject to applicable laws, the Board may determine, it its discretion, which consultants are eligible to participate in the Omnibus Plan. However, PSUs may not be granted to non-employee directors of the Corporation or its designated affiliates and RSUs and PSUs may not be granted to consultants of the Corporation or its designated affiliates.

In addition, any Participants under the Omnibus Plan who are “Investor Relations Service Providers” (as defined in the policies of the TSX-V) are not eligible to receive RSUs, PSUs (as defined herein) or DSUs (as defined herein).

Common Shares Subject to the Omnibus Plan and Limitation on Awards

The maximum number of common shares available for issuance pursuant to the Omnibus Plan and any other security-based compensation arrangement of the Corporation shall not exceed 10% of the issued and outstanding common shares from time to time.

The Omnibus Plan is also subject to the following limitations:

(a)	the aggregate number of common shares issuable to “Insiders” (as defined in the policies of the TSX-V) of the Corporation under the Omnibus Plan or any other security-based compensation arrangement of the Corporation shall not exceed 10% of the issued and outstanding common shares and the aggregate number of common shares issuable to Insiders of the Corporation under the Omnibus Plan or any other security-based compensation arrangement of the Corporation, within a one-year period, shall not exceed 10% of the issued and outstanding common shares as at the date any award is granted to any Insider of the Corporation (unless the Corporation has obtained disinterested shareholder approval in respect thereof);

(b)	the aggregate number of common shares issuable to any one Participant under the Omnibus Plan or any other security-based compensation arrangement of the Corporation, within a one-year period, shall not at any time exceed 5% of the issued and outstanding common shares as at the date any award is granted to the Participant (unless the Corporation has obtained disinterested shareholder approval in respect thereof);

(c)	the aggregate number of common shares issuable to any one consultant under the Omnibus Plan or any other security-based compensation arrangement of the Corporation, within a one-year period, shall not at any time exceed 2% of the issued and outstanding common shares as at the date any award is granted to the consultant; and

(d)	the aggregate number of common shares issuable to all persons retained to provide investor relations activities under the Omnibus Plan or any other security-based compensation arrangement of the Corporation, within a one-year period, shall not at any time exceed 2% of the issued and outstanding common shares as at the date any award is granted to the persons retained to provide investor relations activities.

If for any reason common shares subject to issuance on the exercise of stock options granted under the Omnibus Plan are not issued, for reasons including the termination, expiration or cancellation, such common shares will become available for additional grants under the Omnibus Plan. If any RSUs, PSUs or DSUs granted under the Omnibus Plan expire, terminate or are cancelled for any reason without being settled in the form of common shares issued from treasury, such common shares will become available for additional grants under the Omnibus Plan.

No Share Units may vest before the date that is one year following the date it is granted or issued, although vesting may be accelerated for a participant who dies or ceases to be an eligible Participant in connection with a change of control, take-over bid, RTO or similar transaction.

Stock Options

The Board may grant stock options to any Participant under the Omnibus Plan at any time. The exercise price for stock options will be determined by the Board, but may not be less than the Discounted Market Price (as defined below, and, in the event that the common shares are not listed and posted for trading on any stock exchange, the fair market value of the common shares as determined by the Board in its sole and absolute discretion (the “Market Value”) on the date the stock option is granted. For the purposes of the Omnibus Plan the “Discounted Market Price” means if the common shares are listed only on the TSX-V, the Market Value, less the maximum discount permitted under the TSX-V policy applicable to stock options. Stock options must be exercised within a period fixed by the Board that may not exceed 10 years from the date of grant, except in a case where the expiry period falls during a blackout period, in which case the expiry period will be automatically extended until 10 business days after the end of the blackout period.

Subject to the terms of the Omnibus Plan and any option agreement, stock options granted under the Omnibus Plan may also be purchased by a Participant by way of a “cashless exercise method”, whereby the Corporation may have an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase common shares underlying the stock options. The brokerage firm then sells a sufficient number of common hares to cover the exercise price of the stock options in order to repay the loan made to the Participant. The brokerage firm receives an equivalent number of common shares from the exercise of the stock options and the Participant then receives the balance of common shares or the cash proceeds from the balance of such common shares.

The Omnibus Plan also provides for earlier termination of stock options on the occurrence of certain events, including but not limited to, termination of a Participant’s employment.

Options granted to Investor Relations Service Providers must be vested in stages over a period of not less than 12 months with no more than ¼ of the stock options vesting in any three-month period.

Restricted Share Units

The Board may grant RSUs to any Participant (other than consultants) under the Omnibus Plan at any time. The terms and conditions of grants of Share Units, including the quantity, type of award, award date, vesting conditions, applicable vesting periods (the time period of which may be no earlier than one year following the award date, except as provided for in the Omnibus Plan) and other terms and conditions with respect to the award, as determined by the Board, will be set out in such Participant’s RSU agreement. One RSU is equivalent to one common share.

An RSU account will be maintained for each Participant and each notional grant of RSUs, as granted to such Participant from time to time, will be credited to such Participant’s account. RSUs that fail to vest with respect to a Participant, or that are paid out to the Participant are cancelled and will be removed from such Participant’s account.

Upon the vesting and settlement of RSUs, Vicinity is entitled to elect, at the Board’s sole discretion, to settle vested RSUs for their cash equivalent, common shares or a combination thereof. For purposes of determining the cash equivalent of RSUs on settlement, such calculation will be made on the settlement date based on the Market Value on the settlement date multiplied by the number of vested RSUs in the Participant’s notional RSU account. For the purposes of determining the number of common shares from treasury to be issued and delivered to a Participant upon settlement of RSUs, such calculation will be made on the settlement date based on the whole number of common shares equal to the whole number of vested RSUs then recorded in the Participant’s notional RSU account. If an RSU would otherwise expire during a blackout period, the term of such RSU shall automatically be extended until 10 business days after the end of the blackout period, however, in all cases, RSUs shall expire and be settled by no later than December 31 of the third calendar year commencing after the date of award.

Performance Share Units

The Board may grant PSUs to any Participant (other than non-employee directors and consultants) under the Omnibus Plan at any time. The terms and conditions of grants of PSUs, including the quantity, type of award, award date, vesting conditions, applicable vesting periods (which may be no earlier than one year following the award date, except as provided for in the Omnibus Plan) and other terms and conditions with respect to the award, as determined by the Board, will be set out in such Participant’s PSU agreement. PSUs are subject to the attainment of performance goals and may become vested PSUs based on a multiplier, which may be greater or less than 100%, subject to such percentage being no greater than 200%. A PSU account will be maintained for each Participant and each notional grant of PSUs, as granted to such Participant from time to time, will be credited to such Participant’s account. PSUs that fail to vest with respect to a Participant, or that are paid out to the Participant are cancelled and will be removed from such Participant’s account.

Upon the vesting and settlement of PSUs, Vicinity is entitled to elect, in the Board’s sole discretion, to settle vested PSUs for their cash equivalent, common shares or a combination thereof. For purposes of determining the cash equivalent of PSUs on settlement, such calculation will be made on the settlement date based on the Market Value on the settlement date multiplied by the number of vested PSUs in the Participant’s notional PSU account. For the purposes of determining the number of common shares from treasury to be issued and delivered to a Participant upon settlement of PSUs, such calculation will be made on the settlement date based on the whole number of common shares equal to the whole number of vested PSUs then recorded in the Participant’s notional PSU account. If a PSU would otherwise expire during a blackout period, the term of such Share Unit shall automatically be extended until 10 business days after the end of the blackout period, however, in all cases, Share Units shall expire and be settled by no later than December 31 of the third calendar year commencing after the date of award.

If the performance goals in respect of the vesting of PSUs determined by the Board at the time of granting the award with respect to a fiscal year are not met during such fiscal year, the PSUs which were scheduled to vest at the end of such fiscal year shall expire. Performance goals may be based upon the achievement of corporate, divisional, cluster or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Board which may be measured over a specified period and may have a multiplier effect based on the level of achievement.

DSUs

The Board may grant DSUs to any DSU Participant (being a non-employee director of Vicinity) under the Omnibus Plan at any time. In addition, subject to Board approval, a DSU Participant may elect, once each fiscal year, to be paid up to 100% of his or her annual board retainer (including any committee fees, attendance fees and retainers to committee chairs) in the form of DSUs with the balance, if any, being paid in cash in accordance with Vicinity’s regular practices. A DSU Participant is entitled to terminate his or her participation in the Omnibus Plan.

One DSU is equivalent to one common share. Fractional DSUs are permitted under the Omnibus Plan. The number of DSUs granted at any particular time pursuant to the Omnibus Plan will be calculated by: (a) in the case of an elected amount by a DSU Participant, dividing (i) the dollar amount of the elected amount by (ii) the Market Value of a common share on the applicable award date; or (b) in the case of a grant of DSUs, dividing (i) the dollar amount of such grant by (ii) the Market Value of a common share on the date of grant. Vicinity shall maintain a notional account for each DSU Participant.

All DSUs recorded in a Participant’s notional account will vest on the DSU termination date, being the day that the DSU Participant ceases to be a director of Vicinity for any reason.

Upon the settlement of DSUs, the number of common shares covered by the DSUs will be issued from treasury by Vicinity as fully paid non-assessable common shares based on the whole number of common shares equal to the whole number of DSUs then recorded in the DSU Participant’s notional account (fractions of common shares will be settled in cash). If a DSU Participant gives notice to Vicinity of its election to receive cash pertaining to a DSU, Vicinity, with the approval of the Board, may agree to pay an amount in cash equal to the aggregate Market Value of the common shares as at the DSU termination date to be issued in place of issuing to the DSU Participant common shares under the DSU.

Omnibus Plan Resolution

At the Meeting, Shareholders will be asked to pass a resolution in substantially the following form: “IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Omnibus Plan of Vicinity and the reservation for issuance thereunder of up to 10% of the aggregate number of common shares of Vicinity as are issued and outstanding from time to time, is confirmed, ratified and approved as the omnibus equity plan of Vicinity and Vicinity has the ability to grant options and other awards under the Omnibus Plan;

2.	The options and other awards to be issued under the Omnibus Plan, and all unallocated options and other awards under the Omnibus Plan, are approved;

3.	The Board is authorized to make such amendments to the Omnibus Plan from time to time, in accordance with the terms of the Omnibus Plan, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, the approval of the shareholders; and

4.	Any one officer of Vicinity is authorized and directed, for and on behalf of Vicinity, to finalize, sign or deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the stock exchanges on which Vicinity’s shares may be listed, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

Unless otherwise instructed, the proxies solicited by management will be voted for the approval of the Omnibus Plan.

Approval of DSU Grants

In accordance with TSXV policies and the terms of the Corporation’s DSU Plan, the Corporation granted 75,265 DSUs to independent directors on September 30, 2022, in excess of the DSU Plan limits of 400,000 DSUs (the “Over-grant”) and is subject to ratification by Shareholders at the Meeting. At the Meeting, the Corporation is recommending to its shareholders for approval as described in this Circular, a new Omnibus Plan that will cover all of the Corporation’s executive compensation within the Omnibus Plan, and grants under predecessor plans, including the DSU Plan, will be governed by the Omnibus Plan. The Corporation notes that the Over-grant is within the overall limits of the Omnibus Plan and is within the limits of TSXV Policy 4.4 Security Based Compensation for a “rolling up to 10%” plan as defined in TSXV policies.

Therefore at the Meeting, Shareholders will be asked to consider, and if thought fit, to approve an ordinary resolution of disinterested shareholders (the “Deferred Share Unit Resolution”) in the following form:

“IT IS RESOLVED as an ordinary resolution of the disinterested shareholders, that:

1.	the issuance of deferred share units to acquire 75,265 common shares of Vicinity, on the terms and conditions set out in the DSU Plan are ratified, confirmed and approved and are approved for continuation under the Omnibus Plan; and

2.	any one or more directors or officers are authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things as may be necessary or desirable to give effect to the provisions of this resolution.”

The applicable TSXV policies require that the foregoing resolution be passed by a majority of the “disinterested shareholders”. The Corporation advises that 4,251,128 common shares held by the holders of the relevant DSUs (and their associates and affiliates) will be excluded from voting on the Deferred Share Unit Resolution. In order to be approved, the resolution will require the favorable vote of a simple majority (50% + 1) of the votes cast by persons eligible to vote on the resolution in person or by proxy at the Meeting.

Recommendation of Directors

The Corporation’s Board unanimously recommends that Shareholders vote in favour of the Deferred Share Unit Resolution. Unless otherwise instructed, the proxies solicited by management will be voted for the Deferred Share Unit Resolution.

OTHER MATTERS

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Corporation’s audit committee and other information required to be disclosed by Form 52-110F1 is attached to the Information Circular as Schedule “B”.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 - Disclosure of Corporate Governance Practices is attached to this Circular as Schedule “C”.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation’s Financial Statements and Management Discussion and Analysis may be obtained without charge upon request from the Corporation’s office located at 3168 – 262nd Street, Aldergrove, BC, V4W 2Z6

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors.

DATED this 8th day of November, 2022

VICINITY MOTOR CORP.

“William Trainer”

William Trainer

CEO and Director

SCHEDULE “A”

VICINITY MOTOR CORP.

OMNIBUS EQUITY INCENTIVE PLAN

November 7, 2022

-i-

(5)	Determination of Amounts	15
Section 6	Performance Share Units	16
(1)	Grant of PSUs	16
(2)	Number and Type of Share Units	16
(3)	PSU Account	16
(4)	Performance Goals	17
(5)	Settlement of PSUs	17
(6)	Determination of Amounts	18
Section 7	Claw-Back Provisions	19
Section 8	Deferred Share Units	19
(1)	Grant of Deferred Share Units	19
(2)	Equivalence	20
(3)	Election Notice; Elected Amount	20
(4)	Termination Right	20
(5)	Calculation	21
(6)	Vesting	21
(7)	Settlement in respect of Deferred Share Units	21
(8)	Determination of Amounts	22
Section 9	Termination of Employment or Tenure	23
(1)	Resignation	23
(2)	Termination with Cause	23
(3)	Retirement, Death, Disability and Disposition of a Participating Entity	23
(4)	Termination without Cause	24
(5)	Discretion to Permit Exercise	24
(6)	Unexercisable Options	24
(7)	Leave of Absence	24
(8)	No Entitlement to Damages	24
Section 10	General	25
(1)	General	25
(2)	Reorganization of the Company’s Capital	25
(3)	Other Events Affecting the Company	25
(4)	Immediate Exercise of Awards	26
(5)	Change of Control	26
(6)	Fractional Shares	27
(7)	Legal Requirement	27

-ii-

(8)	Participant’s Entitlement	27
(9)	Rights of Participant	27
(10)	Amendment or Discontinuance	27
(11)	Severability	29
(12)	General Restrictions and Assignment	29
(13)	Market Fluctuations	30
(14)	No Shareholder Rights	30
(15)	Unfunded and Unsecured Plan	30
(16)	Non-Exclusivity	30
(17)	Other Employee Benefits	30
(18)	Tax Consequences	30
(19)	Bona Fide Representations	31
(20)	Language	31
(21)	Effective Date	31
Section 1	Special Provisions for U.S. Participants	32
Section 2	Definitions	32
Section 3	Eligibility	33
Section 4	U.S. Options	33
(1)	General Options Provisions	33
(2)	Provisions Applicable to ISOs	33
(3)	Exercise of Options	34
Section 5	U.S. Restricted Share Units	34
Section 6	U.S. Performance Share Units	34
Section 7	U.S. Deferred Share Units	35
(1)	Elections to Defer	35
Section 8	Amendments and Termination.	35
Section 9	General Provisions	35
Section 10	Shareholder Approval of U.S. Sub Plan	36
Schedule	“A”
Schedule	“B”
Schedule	“C”
Schedule	“D”
Schedule	“E”
Schedule	“F”
Schedule	“G”
Schedule	“H”
Schedule	“I”

-iii-

VICINITY MOTORCORP.

OMNIBUS EQUITY INCENTIVE PLAN

Section 1 Establishment, Purpose, and Duration

(1)	Establishment of the Plan

Vicinity Motor Corp. (the “Company”) hereby establishes an equity incentive plan to be known as the Omnibus Equity Incentive Plan (as the same may be amended from time to time in accordance with its terms, the “Plan”). The Plan permits the grant of Options to purchase common shares, Restricted Share Units, Deferred Share Units and Performance Share Units.

The Plan was approved by the Board (as defined below) on November [•], 2022 (the “Effective Date”), subject to approval by the shareholders of the Company. Following the Effective Date, no further equity compensation awards shall be granted pursuant to any Predecessor Plan (it being understood that outstanding awards under any Predecessor Plan shall continue to be outstanding as Awards granted under and subject to the terms of this Plan, provided however, that if the terms of this Plan adversely alter the terms or conditions, or impair any right of, a Participant pursuant to the Predecessor Plan, and such Participant has not consented thereto, the applicable terms of the Predecessor Plan shall continue to apply for the benefit of such Participant, subject to compliance with TSX-V policy). The Plan shall commence as of the Effective Date, and shall remain in effect until terminated by the Board pursuant to Section 10(10) hereof.

(2)	Purposes

The purposes of the Plan are: (i) to promote a significant alignment between Directors, officers, employees and Consultants of the Company and its affiliates (as defined below) and the long term growth objectives of the Company; (ii) to associate a portion of Participant’s compensation with the performance of the Company over the long term; and (iii) to attract, motivate and retain the key Participants to drive the business success of the Company and its subsidiaries.

Section 2 Interpretation

(1)	Definitions

When used herein, unless the context otherwise requires, the following terms have the following meanings, respectively:

“affiliate” means the person(s) responsible for administering this Plan determined in accordance with Section 3(1).

“Annual Board Retainer” means the annual retainer paid by the Company to a director in a fiscal year for service on the Board, together with Board committee fees, attendance fees and retainers to committee chairs.

“Applicable Withholding Taxes” has the meaning set out in Section 3(4). “Award” means an Option, RSU, PSU or DSU granted under the Plan.

“Award Agreement” means an Option Agreement, PSU Agreement, RSU Agreement or DSU Agreement pursuant to which an Award is granted, as the context requires.

“Award Date” means the date the Board grants an Award to a Participant under the Plan.

“Blackout Period” means any period imposed by the Company, during which specified individuals, including Insiders of the Company, are prohibited from trading in the Company’s securities pursuant to securities regulatory requirements or the Company’s written policies (including for greater certainty any period during which specific individuals are restricted from trading because they have undisclosed Material Information), but does not include any period when a regulator has halted trading in the Company’s securities.

“Board” means the board of directors of the Company as constituted from time to time, unless a Committee has been constituted and the Committee has been charged with the responsibility of administering the Plan, in which case all references in the Plan to the Board shall be deemed to be references to the Committee.

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Province of British Columbia, on which commercial banks in Vancouver, British Columbia are open for business.

“Cashless Exercise” has the meaning set out in TSX-V Policy 4.4 whereby the Company may have an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase Shares underlying the Options. The brokerage firm then sells a sufficient number of Shares to cover the Exercise Price of the Options in order to repay the loan made to the Participant. The brokerage firm receives an equivalent number of Shares from the exercise of the Options and the Participant then receives the balance of Shares or the cash proceeds from the balance of such Shares.

“Cause” means, with respect to a particular Employee

(a)	“cause” as such term is defined in the employment or other written agreement between the Company or a subsidiary of the Company and the Employee;

(b)	in the event there is no written or other applicable employment agreement between the Company or a subsidiary of the Company or “cause” is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)	in the event neither clause (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where an employer can terminate an individual’s employment without notice or pay in lieu thereof;

“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in clause (b) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities entitled to vote in the election of directors of the Company;

(b)	there is consummated an arrangement, amalgamation, merger or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (i) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such arrangement, amalgamation, merger or similar transaction or (ii) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation, merger or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(c)	the sale, lease, exchange, license or other disposition of all or substantially all of the Company’s consolidated assets to a Person other than a Person that was an affiliate of the Company at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than 50% of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, exchange, license or other disposition;

(d)	the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind-up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings of shareholders of the Company remain substantially the same following the re- arrangement); or

(e)	individuals who, as of the date hereof, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of the Plan, be considered as a member of the Incumbent Board.

“Committee” means the committee of the Board responsible for recommending to the Board the compensation of the key employees, Directors and Consultants.

“Company” means Vicinity Motor Corp. and any of its successors.

“Consultant” means an individual who:

(a)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management, investor relations or other services to the Company or any subsidiary other than services provided in relation to a “distribution” (as that term is defined the Securities Act (British Columbia));

(b)	provides the services under a written contract between the Company or any subsidiary and the individual or a Consultant Entity; and

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any subsidiary.

“Consultant Entity” means a Consultant that is a not an individual.

“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit representing the right to receive one Share (or its cash equivalent) in accordance with the terms set forth in the Plan.

“Director” means a non-employee member of the board of directors of any Participating Entity.

“Disability” means any incapacity or inability of a particular Participant, including any physical or mental incapacity, disease or affliction of the Participant as determined by a legally qualified medical practitioner or by a court, which has prevented or which will likely prevent the Participant from performing the essential duties of his position (taking into account reasonable accommodation by the Company) for a continuous period of 180 days or for any cumulative period of 270 days in any 360 consecutive day period.

“Discounted Market Price” of Shares means, if the Shares are listed only on the TSX-V, the market price less the maximum discount permitted under the TSX-V policy applicable to Options.

“DSU Agreement” means a signed, written agreement between a DSU Participant and the Company, substantially in the form attached as Schedule “E” hereto, subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable, evidencing the terms and conditions on which a DSU has been granted under the Plan.

“DSU Election Notice” means an election notice substantially in the form attached hereto in Schedule “F” (subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable).

“DSU Participant” means a Director of the Company who has been designated by the Company for participation in the Plan, who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted hereunder.

“DSU Payment Date” means, with respect to a Deferred Share Unit granted to a DSU Participant, no later than December 31, of the fiscal year following the fiscal year in which the DSU Termination Date occurred.

“DSU Settlement Notice” means a notice, in substantially the form attached hereto in Schedule “G” (subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable), by the Company electing the desired form of settlement of Deferred Share Units.

“DSU Termination Date” of a DSU Participant means, the day that the DSU Participant ceases to be a Director of the Company for any reason.

“Elected Amount” has the meaning set out in Section 8(3)(a). “Employee” means an individual who:

(a)	is considered an employee of the Company or a subsidiary of the Company for purposes of source deductions under applicable tax or social welfare legislation; or

(b)	works full-time or part-time on a regular weekly basis for the Company or a subsidiary of the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company or a subsidiary of the Company over the details and methods of work as an employee of the Company or such subsidiary, and, for greater certainty, includes any Executive Chairman of the Company.

“Exercise Notice” means a notice in writing substantially in the form set out in Schedule “A” hereto signed by a Participant and stating the Participant’s intention to exercise a particular Option granted under the Plan.

“Exercise Period” means the period of time during which an Option granted under the Plan may be exercised.

“Exercise Price” means the price at which Shares may be purchased on the exercise of an Option granted under the Plan.

“Expiry Date” means:

(a)	in respect of any Option, the 10th anniversary of its Award Date unless an earlier date is specified by the Board; and

(b)	in respect of any Share Unit, the date specified in the applicable Award Agreement, if any, as the date on which the Share Unit will be terminated and cancelled or, if later or no such date is specified in the applicable Award Agreement, December 31 of the third calendar year commencing after the Award Date, in the case of each, subject to extension in the event the Expiry Date occurs during a Blackout Period in which case, but subject to Section 4(5)(b) in respect of Share Units, the Expiry Date shall be extended until 10 Business Days after the end of the Blackout Period.

“Insider” has the meaning ascribed thereto in TSX-V Policy 1.1.

“Investor Relations Activities” has the meaning ascribed thereto in TSX-V Policy 1.1.

“Investor Relations Service Provider” has the meaning ascribed thereto in TSX-V Policy 4.4.

“Market Value” on any particular day means the market price of one (1) Share and shall be calculated by reference to the closing price for a board lot of Shares on the TSX-V, on that day, or if at least one (1) board lot of Shares shall not have been traded on the TSX-V on that day, on the immediately preceding day for which at least one (1) board lot was so traded (or, if such Shares are not listed and posted for trading on the TSX-V, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined by the Board in its discretion.

“Material Information” has the meaning ascribed thereto in TSX-V Policy 1.1.

“Option” means a right granted to a Participant to purchase Shares on the terms set out in the Plan.

“Option Agreement” means a signed, written agreement between a Participant and the Company, substantially in the form attached as Schedule “B” hereto, subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable, evidencing the terms and conditions on which an Option has been granted under the Plan.

“Outstanding Issue” means the number of Shares that are outstanding (on a non-diluted basis) immediately prior to the grant of Award in question.

“Participant” means an employee, Director or Consultant of a Participating Entity who the Board determines may participate in the Plan (and includes, where appropriate, a DSU Participant).

“Participating Entity” means the Company and any affiliate of the Company which is designated by the Board from time to time.

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, a subsidiary of the Company, a division of the Company or a subsidiary of the Company, or an individual, or may be applied to the performance of the Company or a subsidiary of the Company relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Board in its discretion, which may be measured over a specified period;

“Performance Period” means, with respect to PSUs, the period specified by the Board for achievement of any applicable Performance Goals as a condition to Vesting.

“Performance Share Unit” or “PSU” means a right granted to a Participant to receive a Share or its cash equivalent that generally becomes Vested, if at all, following a period of continuous employment and subject to the attainment of Performance Goals and the satisfaction of such other conditions to Vesting, if any, as may be determined by the Board.

“Person” means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative.

“Plan” has the meaning set out in Section 1(1).

“Predecessor Plan” means any of the plans maintained by the Company or any of its Affiliates under which equity-based awards were granted, and includes the form of stock option plan, restricted share unit plan and deferred share unit plan, as each such plan was most recently approved by the Company’s shareholders on December 10, 2021.

“PSU Account” has the meaning set out in Section 6(3).

“PSU Agreement” means a signed, written agreement between a Participant and the Company, substantially in the form attached as Schedule “C” hereto, subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable, evidencing the terms and conditions on which a PSU has been granted under the Plan.

“PSU Settlement Date” has the meaning set out in Section 6(5)(a)(i).

“Restricted Share Unit” or “RSU” means a right granted to a Participant to receive a Share or its cash equivalent that generally becomes Vested, if at all, following a period of continuous employment or tenure and subject to Time Vesting Conditions of the Participant with a Participating Entity.

“Retirement” means resignation in circumstances which the Board, in its discretion, determines is Retirement and on such terms as the Board may specify.

“RSU Account” has the meaning set out in Section 5(3).

“RSU Agreement” means a signed, written agreement between a Participant and the Company, substantially in the form attached as Schedule “D” hereto, subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable, evidencing the terms and conditions on which an RSU has been granted under the Plan.

“RSU Settlement Date” has the meaning set out in Section 5(4)(a)(i).

“Security Based Compensation Plan” has the meaning ascribed thereto in TSX-V Policy 4.4. “Share” means a common share of the Company.

“Share Unit” means either an RSU or a PSU as the context requires.

“Share Unit Settlement Notice” means a notice, in substantially the form attached hereto in Schedule “H” (subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable), by the Company electing the desired form of settlement of Share Units.

“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Company has an equity interest and is designated by the Plan administrator, from time to time, for purposes of the Plan to be a subsidiary;

“Target Performance” has the meaning set forth in Section 6(4);

“Termination Date” means a Participant’s last day of actual and active employment or the end of his or her term as a Director or Consultant, as applicable, and does not include any period of statutory, contractual or reasonable notice or any period of salary continuance or deemed employment.

“Termination Notice” has the meaning set out in Section 8(3)(a).

“Time Vesting Conditions” means any conditions relating to continued service with a Participating Entity for a period of time in respect of the Vesting of Share Units determined by the Board at the time of the Award.

“TSX-V” means the TSX Venture Exchange and any successor exchange.

“TSX-V Manual” means the TSX Venture Corporate Finance Manual, as amended from time to time, including such Staff Notices of the TSX-V from time to time which may supplement the same.

“TSX-V Policy 1.1” means Policy 1.1 – Interpretation of the TSX-V Manual.

“TSX-V Policy 4.4” means Policy 4.4 – Security Based Compensation of the TSX-V Manual.

“Vested” means (i) with respect to an Option, that it has become exercisable, and (ii) with respect to Share Units, the applicable Time Vesting Conditions, Performance Goals and/or any other conditions for Vesting in relation to a whole or a percentage of the number of Share Units covered by an Award determined by the Board in connection with each RSU or PSU granted pursuant to the Plan, as the case may be, have been met. “Vest” and “Vesting” have corresponding meanings.

“Vesting Date” means a date on which the applicable Time Vesting Conditions, Performance Goals for the Performance Period and/or any other conditions for a Share Unit becoming Vested are met.

“Vesting Period” means, with respect to an Award, a period specified by the Board, commencing on the Award Date and ending no later than immediately prior to the Expiry Date.

(2)	Interpretation

The Plan is to be interpreted as follows:

(a)	The use of headings is for ease of reference only and does not affect construction or interpretation of the Plan.

(b)	Where the context so requires, words importing the singular number include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders.

(c)	References to Sections and Subsections are references to sections and subsections in the Plan, unless otherwise specified.

(d)	All amounts paid or values to be determined under the Plan shall be in Canadian dollars. Values determined in currencies other than Canadian dollars shall be converted into Canadian dollars using the prevailing applicable exchange rates on the day of grant. Any amounts paid in currencies other than Canadian dollars shall be converted from Canadian dollars to such other currency using the applicable prevailing exchange rate on the date preceding such payment.

(e)	Whenever the Board is to exercise discretion in the administration of the terms and conditions of the Plan or any Award, the term “discretion” means the “sole and absolute discretion” of the Board.

(f)	Where the words “including” or “includes” appear in the Plan, they mean “including (or includes) without limitation”.

Section 3 Administration

(1)	Administration

The Plan will be administered by the Board and the Board has complete authority, in its discretion, to interpret the provisions of the Plan. In administering and interpreting the Plan, the Board may adopt, amend and rescind administrative guidelines and other rules and regulations relating to the Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Plan which the Board determines, in its discretion, are necessary or advisable. The Board’s determinations and actions within its authority under the Plan are final, conclusive and binding on the Company, its affiliates and all other Persons.

The Board may from time to time establish sub plans under the Plan for purposes of satisfying securities, tax or other laws of various jurisdiction in which the Company intends to grant Awards. Any sub plans shall contain such limitations and other terms and conditions as the Board determines are necessary or advisable. All sub plans shall be deemed a part of the Plan, but each sub plan shall apply only to the Participants in the jurisdiction for which the sub plan was designed.

(2)	Delegation to Committee

To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Board under the Plan. In such event, references to the Board mean and include the Committee and the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decisions made or actions taken by the Committee arising out of or in connection with the administration or interpretation of the Plan within its authority under the Plan, are final, conclusive and binding on the Participating Entities and all other Persons.

(3)	Eligibility

Participation in the Plan is entirely voluntary.

All employees and Directors of Participating Entities are eligible to participate in the Plan. In addition, and subject to applicable laws, the Board may determine in its discretion which

Consultants are eligible to participate in the Plan. However, under no circumstances (i) may grants of PSUs be made to Directors under the Plan, (ii) may grants of RSUs or PSUs be made to Consultants under the Plan, and (iii) may grants of RSUs, PSUs or DSUs be made to an Investor Relations Service Provider under the Plan.

Eligibility to participate in the Plan does not confer upon any Person any right to be granted Awards pursuant to the Plan. In addition, no Participant has any claim or right to be granted an Award (including an Award granted in substitution for any Award that has expired pursuant to the terms of the Plan).

(4)	Taxes and Other Source Deductions

Notwithstanding any other provision contained herein, the relevant Participating Entity shall be entitled to withhold from any amount payable to a Participant, either under the Plan or otherwise, such amounts as may be necessary so as to ensure that the relevant Participating Entity is in compliance with all applicable withholding tax or other source deduction liabilities relating to the settlement of Awards hereunder (the “Applicable Withholding Taxes”). Further, the relevant Participating Entity may elect to settle the cash equivalent amount in installments over the year in which the Award vests in accordance with local employment practices. It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Company shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Company from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Company or which the Company may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith. For greater certainty, unless not required under the Income Tax Act (Canada) or any other applicable law, no cash payment will be made nor will Shares be issued until: (a) an amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of Awards (including, for certainty, the exercise of any Options) has been received by the Company (or withheld by the Company as noted above, if applicable); (b) the Participant undertakes to arrange, in a manner satisfactory to the Board, in its discretion, for such number of Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Taxes, and to cause the proceeds from the sale of such Shares to be delivered to the Company; or (c) the Participant has made other arrangements, satisfactory to the Board, in its discretion, to cover the Applicable Withholding Taxes payable on the settlement of Awards (including, for certainty, the exercise of any Options).

(5)	Information

Each Participant shall provide the Company with all information the Company requires from that Participant in order to administer the Plan.

(6)	Indemnification

Each member of the Board and Committee is indemnified and held harmless by the Company against any cost or expense arising out of any act or omission to act in connection with the Plan to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a Board or Committee member may have as director or otherwise.

(7)	Governing Law

The Plan and all Award Agreements entered into pursuant to the Plan shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

(8)	Total Shares Subject to Awards

Notwithstanding any other provision contained in the Plan, the maximum number of Shares available for issuance pursuant to the Plan and any other Security Based Compensation Plan of the Company shall not exceed 10% of the Outstanding Issue from time to time. In addition, the grant of Awards under the Plan is subject to the following additional limitations:

(a)	the aggregate number of Shares issuable to Insiders of the Company under the Plan or any other Security Based Compensation Plan of the Company shall not at any time exceed 10% of the Outstanding Issue and the aggregate number of Shares issuable to Insiders of the Company under the Plan or any other Security Based Compensation Plan of the Company, within a one-year period, shall not exceed 10% of the Outstanding Issue as at the date any Award is granted to any Insider of the Company (unless the Company has obtained disinterested shareholder approval in respect thereof);

(b)	the aggregate number of Shares issuable to any one Person under the Plan or any other Security Based Compensation Plan of the Company, within a one-year period, shall not at any time exceed 5% of the Outstanding Issue as at the date any Award is granted to the Person (unless the Company has obtained disinterested shareholder approval in respect thereof);

(c)	the aggregate number of Shares issuable to any one Consultant under the Plan or any other Security Based Compensation Plan of the Company, within a one-year period, shall not at any time exceed 2% of the Outstanding Issue as at the date any Award is granted to the Consultant; and

(d)	the aggregate number of Shares issuable to all Persons retained to provide Investor Relations Activities under the Plan or any other Security Based Compensation Plan of the Company, within a one-year period, shall not at any time exceed 2% of the Outstanding Issue as at the date any Option is granted to the Persons retained to provide Investor Relations Activities.

If for any reason, any Shares subject to issuance on the exercise of Options granted under the Plan are not issued, for reasons including the termination, expiration or cancellation of an Option, such Shares will again become available for issuance under the Plan. If any Share Units or DSUs granted under the Plan expire, terminate or are cancelled for any reason without being settled in the form of Shares issued from treasury, such Shares will again become available for issuance under the Plan.

(9)	Award Agreements

All grants of Awards under the Plan will be evidenced by Award Agreements. Any one officer or director of the Company is authorized and empowered to execute on behalf of the Company and deliver an Award Agreement to a Participant.

(10)	Copy of Plan

Each Participant, concurrently with the notice of the grant of the Award, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Board to each Participant.

Section 4 Options

(1)	Grant of Options

The Board may, in its discretion, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant Options to any Participant, and the Participant shall execute an Option Agreement evidencing the same.

(2)	Terms and Conditions of Options

Subject to this Section 4, the Board shall determine the following in its discretion with respect to each Option:

(a)	the number of Shares issuable on the exercise of such Option;

(b)	the Exercise Price subject to Section 4(3);

(c)	the Expiry Date;

(d)	the Vesting schedule, if any; and

(e)	such other terms and conditions as the Board may consider appropriate in its discretion,

provided, that Options granted to Persons retained to provide Investor Relations Activities shall Vest in stages over a period of not less than 12 months with no more than 1/4 of the Options Vesting in any three-month period.

(3)	Exercise Price

The Exercise Price under any Option will be as determined by the Board but may not be less than the Discounted Market Price of a Share at the Award Date.

(4)	Term of Options

Subject to Section 4(8) and to any accelerated termination pursuant to the Plan, each Option expires on the Expiry Date. For greater certainty, each Option may be exercised at the latest on the 10th anniversary of the date it was granted.

(5)	Payment of Exercise Price

Subject to the provisions of the Plan and any Option Agreement, Options may be exercised by delivery of a fully completed Exercise Notice to the Chief Executive Officer and/or Chief Financial Officer and/or Corporate Secretary of the Company accompanied by payment in full of the applicable Exercise Price and any Applicable Withholding Taxes. The Exercise Price and any Applicable Withholding Taxes may be paid by wire transfer, certified cheque, bank draft or money order payable to the Company. Shares may also be purchased by a Participant by way of the Cashless Exercise method.

(6)	Issue of Shares

No Shares will be issued or transferred until full payment of the Exercise Price therefor and any Applicable Withholding Taxes have been received by the Company and all conditions to the issue of the Shares have been met. As soon as practicable after receipt of any Exercise Notice and full payment of the Exercise Price and the satisfaction of all conditions to the issue of the Shares, the Company will deliver to the Participant a certificate or certificates representing the acquired Shares.

(7)	Conditions to Delivery of Shares

The Company’s obligation to issue and deliver Shares upon the exercise of any Option is subject to:

(a)	the satisfaction of all requirements under applicable laws in respect thereof and obtaining all approvals the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof, including shareholder approval, if required; and

(b)	if such Shares are listed on any stock exchange or quotation market in or outside Canada, compliance with the requirements of such stock exchanges or quotation markets.

(8)	Extension of Options that Expire During a Blackout Period

If an Option would otherwise expire during a Blackout Period, the term of such Option shall automatically be extended until 10 Business Days after the end of the Blackout Period.

(9)	Effect of Exercise

A Participant shall have no further rights, title or interest with respect to any Option that has been exercised.

Section 5 Restricted Share Units

(1)	Grant of RSUs

The Board may, in its discretion, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant RSUs to any Participant, and the Participant shall execute an RSU Agreement. Each RSU will consist of a right to receive a Share, cash payment or a combination thereof (as provided in Section 5(4)(a)), upon the settlement of such RSU.

(2)	Number of RSUs

(a)	Each RSU Award Agreement shall set forth the type and Award Date of the Share Units evidenced thereby, the number of RSUs subject to such Award, the applicable Time Vesting Conditions (which may be no earlier than one year following the Award Date, except as provided for herein), and the applicable Vesting Period(s) and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan.

(b)	The number of RSUs, including fractional RSUs, granted at any particular time pursuant to this Section 5 will be calculated by dividing (i) the amount payment that is to be paid in RSUs, as determined by the Board, by (ii) the greater of (A) the Market Value of a Share on the Award Date; and (B) such amount as determined by the Board in its discretion.

(c)	One (1) RSU is equivalent to one (1) Share.

(3)	RSU Accounts

An account, called a “RSU Account”, shall be maintained by a Participating Entity for each Participant and will be credited with such notional grants of Share Units as are received by a Participant from time to time. The RSU Account will record the number of RSUs granted to each RSU Participant, the date of grant and the expiry date of each RSU. RSUs that fail to Vest in a Participant, or that are paid out to the Participant, shall be cancelled and shall cease to be recorded in the Participant’s RSU Account as of the date on which such RSUs are forfeited or cancelled under the Plan or are paid out, as the case may be.

(4)	Settlement of RSUs

(a)	Except as otherwise provided in an Award Agreement:

(i)	all of the Vested RSUs covered by a particular grant and related RSUs may be settled on the first Business Day following their Vesting Date (the “RSU Settlement Date”);

(ii)	the Company is entitled to deliver to the Participant, within 10 Business Days following the RSU Settlement Date, a Share Unit Settlement Notice providing for the method of settlement for the Share Units in respect of any or all Vested Share Units held by the Participant; and

(iii)	in the Share Unit Settlement Notice, the Company will elect, at the Board’s discretion, including with respect to any fractional Share Units, to settle Vested Share Units for their cash equivalent (determined in accordance with Section 5(5)(a)), Shares (determined in accordance with Section 5(5)(b)) or a combination thereof; provided, however, that the Company shall at all relevant times reserve the right to modify the method of settlement (even if a Share Unit Settlement Notice has already been delivered to the Participant).

Notwithstanding the above (a)(iii), Share Units of a Participant that is a Director but not an employee of a Participating Entity may only be settled in Shares.

(b)	Except as otherwise provided in an Award Agreement, subject to Section 5(4)(c), settlement of Share Units shall take place promptly following delivery of a Share Unit Settlement Notice and take the form set out in the Share Unit Settlement Notice (unless otherwise modified by the Company) through:

(i)	in the case of settlement of RSUs for their cash equivalent, delivery of the cash equivalent to the Participant;

(ii)	in the case of settlement of RSUs for Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Shares; or

(iii)	in the case of a settlement of RSUs for a combination of Shares and cash, a combination of (i) and (ii) above.

Subject to the paragraph below, if a RSU would otherwise expire during a Blackout Period, the term of such RSU shall automatically be extended until 10 Business Days after the end of the Blackout Period.

Notwithstanding any other provision of the Plan, in no event will the RSU Settlement Date (and any subsequent payment with respect thereof) for any RSU granted hereunder be made later than the end of the third calendar year after the first year of a Participant’s services in respect of which the RSUs were granted or credited, and any RSUs that have not settled and been paid by such date will automatically expire or will accelerate and be settled and paid out by such date, at the discretion of the Board, subject to the Company’s compliance with TSX-V Policy 4.4.

(c)	Except as otherwise provided in an Award Agreement, if a Share Unit Settlement Notice is not received by a Participant in respect of his or her RSUs within 10 Business Days following the RSU Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 5(5)(b).

(5)	Determination of Amounts

(a)	For the purposes of determining the cash equivalent of RSUs to be made pursuant to Section 5(4)(b)(i) or Section 5(4)(b)(iii), such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of Vested Share Units in the Participant’s RSU Account which the Company desires to settle in cash pursuant to the Share Unit Settlement Notice.

(b)	For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of RSUs pursuant to Section 5(4)(b)(ii) or Section 5(4)(b)(iii), such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of Vested Share Units then recorded in the RSU Account which the Company desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant and the entitlement of the Participant under the Plan shall be satisfied in full by such issuance of Shares. If applicable, the Company shall also make a cash payment to the Participant with respect to the value of fractional Share Units standing to the Participant’s credit after the maximum number of whole Shares have been issued by the Company, calculated by multiplying (i) the number of such fractional RSUs by (ii) the Market Value on the RSU Settlement Date.

Section 6 Performance Share Units

(1)	Grant of PSUs

The Board may, in its discretion, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant PSUs to any Participant, and the Participant shall execute a PSU Agreement. Each PSU will consist of a right to receive a Share, cash payment or a combination thereof (as provided in Section 6(6)(a)), upon the achievement of such Performance Goals during such Performance Periods as the Board shall establish.

(2)	Number and Type of Share Units

(a)	Each Award Agreement shall set forth the type and Award Date of the PSUs evidenced thereby, the number of PSUs subject to such Award, the applicable Vesting conditions including the Performance Goals to be achieved during any Performance Period, the length of any Performance Period, and the applicable Vesting Period(s) (which may be no earlier than one year following the Award Date, except as provided for herein) and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan.

(b)	PSUs that are subject to Performance Goals and may become Vested PSUs based on a multiplier, which may be greater or less than 100%, subject to such percentage being no greater than 200%.

(3)	PSU Account

An account, called a “PSU Account”, shall be maintained by a Participating Entity for each Participant and will be credited with such notional grants of PSUs as are received by a Participant from time to time. PSUs that fail to Vest in a Participant, or that are paid out to the Participant, shall be cancelled and shall cease to be recorded in the Participant’s PSU Account as of the date on which such PSUs are forfeited or cancelled under the Plan or are paid out, as the case may be.

(4)	Performance Goals

The Board will issue Performance Goals prior to the Award Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional, cluster or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Board. The Board may modify the Performance Goals as necessary to align them with the Company’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur) (“Target Performance”), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

(5)	Settlement of PSUs

(a)	Except as otherwise provided in an Award Agreement:

(i)	all of the Vested PSUs covered by a particular grant and related Share Units may be settled on the first Business Day following their Vesting Date (the “PSU Settlement Date”);

(ii)	the Company is entitled to deliver to the Participant, within 10 Business Days following the PSU Settlement Date, a Share Unit Settlement Notice providing for the method of settlement for the PSUs in respect of any or all Vested Share Units held by the Participant; and

(iii)	in the Share Unit Settlement Notice, the Company will elect, at the Board’s discretion, including with respect to any fractional PSUs, to settle Vested Share Units for their cash equivalent (determined in accordance with Section 6(6)(a)), Shares (determined in accordance with Section 6(6)(b)) or a combination thereof; provided, however, that the Company (i) shall ensure that the issuance of any Share be within the limits set forth in Section 3(8), and (ii) shall at all relevant times reserve the right to modify the method of settlement (even if a Share Unit Settlement Notice has already been delivered to the Participant).

Notwithstanding the above (a)(iii), Share Units of a Participant that is a Director but not an employee of a Participating Entity may only be settled in Shares.

(b)	Except as otherwise provided in an Award Agreement, subject to Section 6(5)(c), settlement of PSUs shall take place promptly following delivery of a Share Unit Settlement Notice and take the form set out in the Share Unit Settlement Notice (unless otherwise modified by the Company) through:

(i)	in the case of settlement of PSUs for their cash equivalent, delivery of the cash equivalent to the Participant;

(ii)	in the case of settlement of PSUs for Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Shares; or

(iii)	in the case of a settlement of PSUs for a combination of Shares and cash, a combination of (i) and (ii) above.

Subject to the paragraph below, if a PSUs would otherwise expire during a Blackout Period, the term of such Share Unit shall automatically be extended until 10 Business Days after the end of the Blackout Period.

Notwithstanding any other provision of the Plan, in no event will the PSU Settlement Date (and any subsequent payment with respect thereof) for any PSUs granted hereunder be made later than the end of the third calendar year after the first year of a Participant’s services in respect of which the PSUs were granted or credited, and any PSUs that have not settled and been paid by such date will automatically expire or will accelerate and be settled and paid out by such date, at the discretion of the Board, subject to the Company’s compliance with TSX-V Policy 4.4.

(c)	Except as otherwise provided in an Award Agreement, if a Share Unit Settlement Notice is not received by a Participant in respect of his or her PSUs within 10 Business Days following the PSU Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 6(6)(b).

(6)	Determination of Amounts

(a)	For the purposes of determining the cash equivalent of PSUs to be made pursuant to Section 6(5)(b)(i) or Section 6(5)(b)(iii), such calculation will be made on the PSU Settlement Date based on the Market Value on the PSU Settlement Date multiplied by the number of Vested Share Units in the Participant’s PSU Account which the Company desires to settle in cash pursuant to the Share Unit Settlement Notice.

(b)	For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of PSUs pursuant to Section 6(5)(b)(ii) or Section 6(5)(b)(iii), such calculation will be made on the PSU Settlement Date based on the whole number of Shares equal to the whole number of Vested Share Units then recorded in the PSU Account which the Company desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant and the entitlement of the Participant under the Plan shall be satisfied in full by such issuance of Shares. If applicable, the Company shall also make a cash payment to the Participant with respect to the value of fractional Share Units standing to the Participant’s credit after the maximum number of whole Shares have been issued by the Company, calculated by multiplying (i) the number of such fractional Share Units by (ii) the Market Value on the PSU Settlement Date.

Section 7 Claw-Back Provisions

If the Board determines that a Participant engaged in an act of embezzlement, fraud, breach of fiduciary duty or any other misconduct which constitutes Cause for dismissal during the Participant’s employment or engagement that significantly contributed to an obligation to restate the Company’s financial statements (whether required by law, accounting principles, regulatory policy or settlement with regulators having jurisdiction over the Company), that Participant may be required to return any outstanding unexercised or unredeemed Awards for cancellation, and repay the proceeds resulting from any sale or other disposition of Shares issued or issuable upon redemption or exercise of an Award or any cash received on redemption of an Award, if the sale, disposition or receipt of cash occurred during the three year period following the first public issuance or filing with the applicable securities commissions or similar regulatory authorities of the financial statements required to be restated. The term “proceeds” means, with respect to any sale or other disposition of Shares issued or issuable upon exercise or redemption of an Award, an amount determined appropriate (on an “after-tax” basis taking into account any tax recoupment possible after the claw-back) by the Board to reflect the effect of the restatement on the Company’s financial statements, up to:

(a)	the amount equal to the number of Shares sold or disposed of multiplied by the difference between the Market Value per Share the time of such sale or disposition and the Exercise Price; or

(b)	in the case of a redemption for cash, the total amount received by the Participant in cash.

The Board may, in determining the appropriate amount of the claw-back referred to above, take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Board’s power to determine the appropriate punishment for the Participant is in addition to, and not in replacement of, any remedies which may be imposed by such entities and any other remedies available to the Company or its subsidiaries. The amounts which may be clawed-back under this Section 7 are a reasonable pre-estimate of the damages which would be suffered by the Company in the event of the misconduct described above by a Participant and shall not be construed as a penalty. If any court or arbitrator determines that any provision contained in this Section 7 is unenforceable because of the duration of the provision or for any other reason, the duration or scope of the provision, as the case may be, shall be reduced so that the provision becomes enforceable and, in its reduced form, the provision shall then be enforceable and shall be enforced.

Section 8 Deferred Share Units

(1)	Grant of Deferred Share Units

Subject to this Section 8, the Board may recommend the grant of, from time to time, Deferred Share Units to a DSU Participant. The grant of a Deferred Share Unit shall be evidenced by a DSU Agreement, signed on behalf of the Company. The Company shall maintain a notional account for each DSU Participant, in which shall be recorded the name and address of each DSU Participant, the number of Deferred Share Units granted or credited to such DSU Participant, the date on which the DSUs were granted or credited to a DSU Participant and the date of redemption of each DSU granted . The grant of a Deferred Share Unit to a DSU Participant, or the settlement of a Deferred Share Unit, under the Plan shall neither entitle each

DSU Participant to receive nor preclude such DSU Participant from receiving subsequently granted Deferred Share Units.

(2)	Equivalence

One (1) Deferred Share Unit is equivalent to one (1) Share. Fractional Deferred Share Units are permitted under the Plan.

(3)	Election Notice; Elected Amount.

(a)	Subject to Board approval, a DSU Participant may elect by filing a DSU Election Notice, once each fiscal year, to be paid up to 100% of his or her Annual Board Retainer in the form of Deferred Share Units (the “Elected Amount”), with the balance being paid in cash in accordance with the Company’s regular practices of paying such cash compensation. In the case of an existing DSU Participant, the election must be completed, signed and delivered to the Company by the end of the fiscal year preceding the fiscal year to which such election is to apply. In the case of a new DSU Participant, the election must be completed, signed and delivered to the Company as soon as possible, and, in any event, no later than 30 days, after the director’s appointment, with such election to be effective on the first day of the fiscal quarter of the Company next following the date of the Company’s receipt of the election until the final day of such fiscal year. For the first year of the Plan, DSU Participants must make such election as soon as possible, and, in any event, no later than 30 days, after adoption of the Plan and the election shall be effective on the first day of the fiscal quarter of the Company next following the date of the Company’s receipt of the election until the final day of such fiscal year. If no election is made in respect of a particular fiscal year, the new or existing DSU Participant will be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(b)	The DSU Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the percentage of the Annual Board Retainer for the applicable fiscal year that is to be deferred into Deferred Share Units, with the remaining percentage to be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(c)	In the absence of a designation to the contrary (including delivery of a DSU Election Notice by a DSU Participant requesting that a greater or lesser percentage of his or her Annual Board Retainer be payable in the form of Deferred Share Units relative to the percentage previously elected by such DSU Participant), the DSU Participant’s Election Notice shall remain in effect unless otherwise terminated.

(4)	Termination Right

(a)	Each DSU Participant is entitled to terminate his or her DSU Election Notice by filing with the Chief Financial Officer of the Company, or such other officer of the Company designated by the Board, a notice electing to terminate the receipt of additional Deferred Share Units in substantially the form of Schedule “I” attached hereto (a “Termination Notice”). Such Termination Notice shall be effective as of the date received by the Company.

(b)	Thereafter, any portion of such DSU Participant’s Annual Board Retainer payable, and subject to compliance with Section 8(3), all subsequent Annual Board Retainers shall be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(5)	Calculation

The number of Deferred Share Units (including fractional Deferred Share Units) granted at any particular time pursuant to the Plan will be calculated by: (a) in the case of an Elected Amount, by dividing (i) the dollar amount of the Elected Amount allocated to the DSU Participant by (ii) the Market Value of a Share on the applicable Award Date; or (b) in the case of a grant of Deferred Share Units pursuant to Section 8(1), by dividing (i) the dollar amount of such grant by

(ii) the Market Value of a Share on the date of grant.

(6)	Vesting

All Deferred Share Units recorded in a DSU Participant’s Deferred Share Unit notional account shall vest on the DSU Termination Date, unless otherwise determined by the Board at its discretion, in compliance with Section 10(10)(h) and subject to the Company’s compliance with TSX-V Policy 4.4.

(7)	Settlement in respect of Deferred Share Units

(a)	In respect of an award of Deferred Share Units granted to a DSU Participant, settlement shall be as soon as practicable following the DSU Termination Date and no later than the DSU Payment Date.

(b)	Within 10 Business Days following the DSU Termination Date, the Company shall deliver to the DSU Participant (or where the DSU Participant has died, the legal representative of the DSU Participant) a DSU Settlement Notice providing for the method of settlement for the Deferred Share Units in respect of all Deferred Share Units held by the DSU Participant.

(c)	In the DSU Settlement Notice, the Company will elect, in the Board’s discretion, including with respect to any fractional Deferred Share Units, to settle the Deferred Share Units for their cash equivalent (determined in accordance with Section 8(7)(a)), Shares (determined in accordance with Section 8(7)(b)) or a combination thereof; provided, however, that the Company shall at all relevant times reserve the right to modify the method of settlement (even if a DSU Settlement Notice has already been delivered to the DSU Participant).

(d)	Except as otherwise provided in an Award Agreement, subject to Section 8(7), settlement of Deferred Share Units shall take place promptly following deliver of a DSU Settlement Notice and take the form set out in the DSU Settlement Notice (unless otherwise modified by the Company) through:

(i)	in the case of settlement of Deferred Share Units for their cash equivalent, delivery of the cash equivalent to the DSU Participant;

(ii)	in the case of the settlement of Deferred Share Units for Shares, delivery of a share certificate to the DSU Participant or the entry of the DSU Participant’s name on the share register for the Shares; or

(iii)	in the case of a settlement of Deferred Share Units for a combination of Shares and cash, a combination of (i) and (ii) above.

(e)	If a DSU Settlement Notice is not received by a DSU Participant in respect of his or her Deferred Share Units within 10 Business Days following the DSU Termination Date, settlement shall take the form of Shares issued from treasury as set out in Section 8(7)(b).

(8)	Determination of Amounts

(a)	For a cash settlement, for purposes of determining the aggregate Market Value of the Shares which would otherwise be issuable in settlement of such DSUs, such calculation will be made based on the Market Value on the DSU Termination Date multiplied by the number of Deferred Share Units in the Participant’s Deferred Share Unit notional account as of the DSU Termination Date.

(b)	For the purposes of determining the number of Shares to be issued from treasury and delivered to a DSU Participant upon settlement of Deferred Share Units, such calculation will be made on the DSU Termination Date, or if the DSU Termination Date is not a Business Day, on the next such Business Day, based on the whole number of Shares equal to the whole number of Deferred Share Units then recorded in the Participant’s Deferred Share Unit notional account. Shares issued from treasury will be issued in consideration for the past services of the DSU Participant to the Company and the entitlement of the DSU Participant under the Plan shall be satisfied in full by such issuance of Shares. If applicable, the Company shall also make a cash payment to the DSU Participant with respect to the value of fractional Deferred Share Units standing to the DSU Participant’s credit after the maximum number of whole Shares have been issued by the Company, calculated by multiplying (i) the number of such fractional Deferred Share Units by (ii) the Market Value on the DSU Termination Date.

Section 9 Termination of Employment or Tenure

(1)	Resignation

If a Participant resigns from employment or as a director or Consultant with a Participating Entity, the Participant shall forfeit all rights, title and interest in the Participant’s Awards which are not Vested on the date the notice of resignation is delivered to the Company. The Participant may exercise the Participant’s Options which are Vested on the date the notice of resignation is delivered to the Company until the earlier of: (i) the end of the Exercise Period; and (ii) 90 days after the date the notice of resignation is delivered to the Company, after which time all Options expire.

(2)	Termination with Cause

If a Participant’s employment is terminated by a Participating Entity for Cause or the Participant ceases to be a director or Consultant on a similar basis, the Participant shall forfeit all rights, title and interest in all the Participant’s Awards, whether Vested or not Vested at the Termination Date.

(3)	Retirement, Death, Disability and Disposition of a Participating Entity

If a Participant’s employment or other position with a Participating Entity ceases because of the death, Disability or Retirement of the Participant, or because the Person which employs the Participant or to which the Participant is a director or Consultant, ceases to be a Participating Entity:

(a)	all of the Options that would Vest in the one year period following the Termination Date will vest immediately prior to the Termination Date;

(b)	if a Participant’s RSUs have not Vested, subject to the Board’s approval, a pro rata portion of the Participant’s RSUs that are scheduled to Vest on the next scheduled Vesting Date set forth in the RSU Agreement for such RSUs will Vest, based on the number of days that have elapsed between the Award Date and the Termination Date, and such RSUs will be settled in accordance with the provisions of Section 5 on the next scheduled Vesting Date set forth in the RSU Agreement;

(c)	if a Participant’s PSUs have not Vested, any PSUs standing to the credit of such Participant shall continue to Vest (and be settled) in the normal course for a period of 90 days extending from the end of the fiscal year in which the Termination Date occurs (the “90 Day Period”). Subject to the Board’s approval, any PSUs which do not Vest in the normal course during the 90 Day Period shall Vest pro rata upon the Termination Date to take into account only the period that has elapsed between the Award Date and the Termination Date, provided the Performance Goals are satisfied in respect of the applicable Performance Period in which the Termination Date occurs; and

(d)	any such Vested Option, RSU or PSU may be exercised by the Participant (or, where the Participant has died, his or her legal representatives), provided that such Option, RSU or PSU shall in no event expire later than the earlier of (i) one (1) year following the Termination Date, and (ii) the expiry date of such Option, RSU or PSU, as the case may be.

(4)	Termination without Cause

If a Participant’s employment is terminated without Cause, the Participant resigns because he or she has been constructively dismissed, or the Participant ceases to be a director or Consultant on a similar basis then:

(a)	all of the Participant’s Options which are Vested on the Termination Date may be exercised until the earlier of the Expiry Date or 90 days after the Termination Date, after which time all Options expire;

(b)	a Participant’s RSUs that have not Vested shall Vest in accordance with Section 9(4)(b), provided that such RSUs shall in no event be settled later than the earlier of (i) one (1) year following the Termination Date, and (ii) the expiry date of such RSUs; and

(c)	a Participant’s PSUs that have not Vested shall Vest in accordance with Section 9(4)(c), provided that such PSUs shall in no event be settled later than the earlier of (i) one (1) year following the Termination Date, and (ii) the expiry date of such PSUs.

(5)	Discretion to Permit Exercise

Subject to applicable laws, the Board may, in its discretion, at any time permit the exercise of any or all Options held by the Participant or by the Participant’s estate, as the case may be, in the manner and on the terms authorized by the Board in its discretion, provided that the Board may not, in any case, authorize the exercise of an Option pursuant to this Section beyond the expiration of the Exercise Period of the particular Option.

(6)	Unexercisable Options

Except in connection with the death, Disability or Retirement of a Participant or because the Person which employs the Participant or to which the Participant is a director or Consultant, ceases to be a Participating Entity as provided for in Section 9(3), any Options held by the Participant that were not exercisable or Vested at the Termination Date shall immediately expire and be cancelled on such date.

(7)	Leave of Absence

For the purposes of the Plan, a Participant who is granted in writing a leave of absence or who is entitled to a statutory leave of absence shall be deemed to have remained in the employ of the Company or the applicable Participating Entity, as applicable, during such leave of absence.

(8)	No Entitlement to Damages

A Participant shall have no entitlement to damages or other compensation arising from or related to not receiving a grant of Options, RSUs, PSUs or Shares which would have been made to the Participant or which would have Vested after the Participant’s termination date. However, nothing herein is intended to limit any statutory entitlements on termination and such statutory entitlements shall, if required, apply despite this language to the contrary.

Section 10 General

(1)	General

The provisions contained in the Plan and any Award Agreement and the existence of any Awards shall not affect in any way the right of the Company or its shareholders or affiliates to take any action, including any change in the Company’s capital structure or its business, or any acquisition, disposition, amalgamation, combination, merger or consolidation, or the creation or issuance of any bonds, debentures, shares or other securities of the Company or of an affiliate thereof or the determination of the rights and conditions attaching thereto, or the dissolution or liquidation of the Company or of any of its affiliates or any sale or transfer of all or any part of their respective assets or businesses or ceasing to be a reporting issuer or to be listed on any stock exchange, whether or not any such corporate action or proceeding would have an adverse effect on the Plan or any Awards granted hereunder.

(2)	Reorganization of the Company’s Capital

If the Company effects a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of an ordinary cash dividend), or if any other change is made in the capitalization of the Company that, in the opinion of the Board, would warrant the amendment or replacement of any existing Awards in order to adjust:

(a)	the number of Shares that may be acquired on the exercise of any outstanding Options;

(b)	the Exercise Price of any outstanding Options; or

(c)	the number of Share Units or DSUs in the Participant’s Share Unit account or notional account, as applicable,

in order to preserve proportionately the rights and obligations of the Participants, the Board will authorize such steps to be taken as may be equitable and appropriate to that end as determined by the Board in its discretion, subject to (i) the limits set forth in Section 3(8), (ii) the Company’s compliance with TSX-V Policy 4.4, and (iii) the Board’s capacity to elect to effect such adjustment through payments in cash in lieu of adjusting the number of Shares or the number of Share Units or DSUs in the Participant’s Share Unit account or notional account, as applicable. Notwithstanding the foregoing, any adjustment made by the Company as set forth in this Section 10(2), except for such adjustment made in connection with a subdivision or consolidation of Shares, shall be subject to the approval of the TSX-V.

(3)	Other Events Affecting the Company

In the event of an amalgamation, arrangement, combination, spin-off or other reorganization or any other corporate transaction having a similar effect involving the Company that, in the opinion of the Board, warrants the amendment or replacement of any existing Awards in order to adjust:

(a)	the number of Shares that may be acquired on the exercise of any outstanding Options;

(b)	the Exercise Price of any outstanding Options;

(c)	the number of Share Units or DSUs in the Participant’s Share Unit account or notional account, as applicable; or

(d)	the kind of shares covered by outstanding Awards,

in order to preserve proportionately the rights and obligations of the Participants, the Board will authorize such steps to be taken as may be equitable and appropriate to that end as determined by the Board in its discretion. Notwithstanding the foregoing, any adjustment made by the Company as set forth in this Section 10(3) shall be subject to the approval of the TSX-V.

(4)	Immediate Exercise of Awards

Where the Board determines that the steps provided in Section 10(2) and Section 10(3) would not preserve proportionately the rights and obligations of the Participants in the circumstances or the Board otherwise determines that it is appropriate, subject to the Company’s compliance with TSX-V Policy 4.4 and the approval of the TSX-V, the Board may permit the Vesting and exercise, as applicable, effective no later than the Business Day immediately prior to the date on which the event referenced in Section 10(2) or Section 10(3), as applicable, is consummated, of any outstanding Awards that are not then otherwise Vested and the cancellation of any outstanding Options which are not exercised within any specified period.

(5)	Change of Control

In the event of a Change of Control, the Board may accelerate the expiry of Options granted under the Plan to the Business Day immediately following the date on which such Change of Control is consummated, provided that:

(a)	the Board accelerates the Vesting of the Options prior to the date on which the Change of Control is consummated;

(b)	the Company gives notice of the accelerated Vesting and expiry to all Participants not less than 10 Business Days prior to the date of consummation of the Change of Control;

(c)	the acceleration of the Vesting of Options held by Persons retained to provide Investor Relations Activities shall be subject to the approval of the TSX-V; and

(d)	any acceleration shall be subject to the Company’s compliance with TSX- V Policy 4.4.

In the event of a Change of Control, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any RSUs or PSUs, including: (i) ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the Change of Control becoming effective will provide each Participant with new or replacement or amended RSUs or PSUs, as the case may be, which will continue to Vest following the Change of Control on similar terms and conditions as provided in the Plan; (ii) causing all or a portion of the outstanding Share Units to Vest immediately prior to the Change of Control; or (ii) any combination of the above.

In addition, in the event of a Change of Control, for each Option with an Exercise Price greater than the consideration offered in connection with any such transaction, the Board may in its discretion elect to cancel such Option without any payment to the Participant holding such Option.

(6)	Fractional Shares

No fractional Shares will be issued on the exercise of an Option or the settlement of a Share Unit. Accordingly, if as a result of any adjustment to either the Exercise Price or the number of Shares issuable on exercise of an Option is made pursuant to the Plan, or to the number of Share Units in the Participant’s Share Unit account, the Participant would become entitled to receive a fractional Share on the exercise of an Option or the settlement of a Share Unit, the Participant has the right to acquire only the number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares so disregarded.

(7)	Legal Requirement

The Company is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its discretion, such action would constitute a violation by a Participant or the Company of any provision of any applicable statutory or regulatory requirement of any government or governmental authority. No Award will be granted, and no Shares will be issued under the Plan, where such grant or issue would require registration of the Plan or of the Awards or Shares under the securities laws of any foreign jurisdiction, and any purported grant of any Award or purported issue of any Shares under the Plan in violation of this provision is void. Shares issued to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

(8)	Participant’s Entitlement

Except as otherwise provided in the Plan, Awards previously granted under the Plan, whether or not then exercisable, are not affected by any change in the relationship between or ownership of the Company and an affiliate.

(9)	Rights of Participant

The granting of any Award is not to be construed as giving a Participant a right to remain in the employ of the Company or a Participating Entity nor to continue to serve as a director or Consultant.

(10)	Amendment or Discontinuance

(a)	In addition to any other rights provided in the Plan, but subject to Sections 10(10)(b) and 10(10)(c) and the approval of the TSX-V and the shareholders of the Company, where applicable, the Board may: (i) amend, suspend or terminate the Plan or any portion thereof at any time and without notice to or approval from any Participant; or (ii) amend or modify any outstanding Award in any manner to the extent that the Board would have had the initial authority to grant the Award as so modified or amended, whereupon the Plan shall be amended or discontinued, as appropriate, in the manner and to the extent required by applicable laws and other rules and regulations.

(b)	The Board shall not take any action pursuant to Section 10(10)(a) that would adversely affect or alter the rights of a Participant in relation to a previously granted Award in a material manner, unless: (i) such action is permitted by the Plan or the Award Agreement relating to such Award; or

(ii) the prior consent of the affected Participant is obtained, and provided that such action is taken in accordance with applicable law and subject to any required regulatory approval, including approval from any stock exchange upon which the Shares are then listed and shareholder approval.

(c)	Subject to Section 10(10)(f), the Board may from time to time, in its discretion and without approval of the shareholders of the Company, make changes to the Plan or any Award that do not require the approval of shareholders under Sections 10(10)(d) and 10(10)(e), which may include but are not limited to:

(i)	any amendment of a “housekeeping” nature, including those made to clarify the meaning of an existing provision of the Plan or any agreement, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan or any agreement, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan; or

(ii)	an amendment of the Plan or an Award as necessary to comply with applicable law or the requirements of any stock exchange upon which the securities of the Company are then listed or any other regulatory body having authority over the Company, the Plan, Participants or the shareholders of the Company.

(d)	Notwithstanding the foregoing or any other provision of the Plan, the approval of the shareholders of the Company is required for the following amendments to the Plan:

(i)	any increase in the maximum number of Shares that may be issuable pursuant to Awards granted under the Plan;

(ii)	any increase in the maximum number of Awards that may be issuable to Insiders of the Company and associates of such Insiders at any time; and

(iii)	any amendment to Section 10(10)(c) and this Section 10(10)(d) of the Plan.

(e)	Notwithstanding the foregoing or any other provision of the Plan, the approval of the disinterested shareholders of the Company is required for the following amendments:

(i)	any reduction in the Exercise Price of an Option benefitting an Insider of the Company;

(ii)	any extension of the Expiry Date of an Award benefitting an Insider of the Company, except in the case of an extension due to a Blackout Period; and

(iii)	any amendment to this Section 10(10)(e) of the Plan.

(f)	Notwithstanding anything contained herein to the contrary, no amendment to the Plan shall become effective until the approval of the TSX-V is obtained.

(g)	If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan, will continue in effect as long as any Awards or any rights pursuant thereto remain outstanding.

(h)	No amendment to the Plan shall be made which would cause the Plan, in respect of Deferred Share Units, to cease to be a plan described in regulation 6801(d) of the Income Tax Act (Canada) or any successor to such provision.

(11)	Severability

If any provision of the Plan or any Award Agreement is determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions are severable and enforceable in accordance with their terms, and all provisions will remain enforceable in any other jurisdiction.

(12)	General Restrictions and Assignment

Except as required by law, no Awards or any rights of a Participant under the Plan may be anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and no such Awards or rights are capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

Subject to the approval of the Board or the Committee, a Participant that is an individual may elect, at any time, to participate in the Plan by holding any Award granted under the Plan in a registered retirement savings plan established by such Participant for the sole benefit of such Participant or in a personal holding company controlled by such Participant. For the purposes of this Section 10(12), a personal holding corporation shall be deemed to be controlled by a Participant if: (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Participant and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation; and (ii) all of the equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Participant and/or his or her spouse, children or grandchildren. In the event that a Participant elects to hold the Award granted under the Plan in a registered retirement savings plan or personal holding corporation, the provisions of the Plan shall continue to apply as if the Participant held such Award directly.

(13)	Market Fluctuations

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

The Company makes no representations or warranties to Participants with respect to the Plan or the Awards whatsoever. Participants are expressly advised that the value of any Awards will fluctuate as the trading price of the Shares fluctuates.

In seeking the benefits of participation in the Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of the Shares and all other risks associated with the Awards.

(14)	No Shareholder Rights

Under no circumstances shall Awards be considered Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, nor shall any Participant be considered the owner of Shares by virtue of the grant of Awards.

(15)	Unfunded and Unsecured Plan

The Plan shall be unfunded and the Company will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company.

(16)	Non-Exclusivity

Nothing contained in the Plan prevents the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

(17)	Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the exercise of an Option or the settlement of an RSU or PSU will not constitute compensation with respect to which any other employee benefits of that Participant are determined including benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Board in writing.

(18)	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns and pay all taxes that may be required under Canadian or other tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. No Participating Entity shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

(19)	Bona Fide Representations

The Company is representing herein and in the applicable Award Agreement that each Participant shall be a bona fide employee, Director or Consultant of a Participating Entity, and each Participant shall be deemed to make such applicable representation herein and in the applicable Award Agreement upon his, her or its acceptation of any Award. The execution of an Award Agreement by the Company shall constitute conclusive evidence that the Awards have been granted to the Participants in compliance with the Plan.

(20)	Language

The Participants, by accepting Awards issued or granted under the Plan, have agreed that the Plan as well as any notice, document or instrument relating to it, including any Award Agreement, be drawn up in English. Les parties aux présentes ont convenu, en acceptant des attributions émises ou octroyées aux termes du régime, que le régime ainsi que tous autres avis, actes ou documents s’y rattachant, y compris toute convention d’attribution, soient rédigés en anglais.

(21)	Effective Date

The Plan will become effective on November , 2022, subject to shareholder approval.

Vicinity Motor Corp.

Omnibus Equity Incentive Plan

U.S. Sub Plan

 (For U.S. Participants Only)

Section 1 Special Provisions for U.S. Participants

The Board determined that it was necessary and advisable to establish a sub-plan of the plan for purposes of granting Options, RSUs, PSUs, or DSUs to eligible Participants who are residents of the United States or who are or may become subject to U.S. tax (i.e., income tax, social security and/or withholding tax (“U.S. Participants”), with such Options qualifying either as ISOs or NSOs (each as defined below), to cause all Options, RSUs, PSUs and DUSs under the Plan to be exempt from or comply with Section 409A of the Code, and to cause all Awards to comply with certain other provisions and exemptions under U.S. law. This U.S. Sub Plan shall be deemed to be part of the Plan and all of the provisions of the Plan shall apply to this U.S. Sub Plan, and where any terms of this U.S. Sub Plan are in conflict with the Plan, the terms of the Plan shall control.

Notwithstanding any provisions contained in the Plan to the contrary and to the extent required by applicable laws, the following terms shall apply to all Options, RSUs, PSUs, and DSUs granted to U.S. Participants.

This U.S. Sub Plan applies to the grants of any Awards under the Plan. The purpose of this U.S. Sub Plan is to establish certain rules and limitations applicable to Options that may be granted or issued under the Plan from time to time, in compliance with the United States federal income taxation applicable laws currently in force in the United States. Except as otherwise provided by this U.S. Sub Plan, all grants made pursuant to this U.S. Sub Plan shall be governed by the terms of the Plan.

Section 2 Definitions

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this U.S. Sub Plan:

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(b)	“Date of Grant” means, with respect to ISOs, the date specified in Treasury Regulation Section 1.422-1(c), and with respect to NSOs, the date specified in Treasury Regulation Section 1.409A-1(b)(5)(vi)(B).

(c)	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(d)	“Market Value” shall have the meaning provided to such term under the Plan, provided however, that if the Shares are not publicly traded under the TSX-V at such time, the Market Value shall mean the fair market value of a share of Shares as set forth in the most recent independent appraisal thereof, or as otherwise established by the Board acting in good faith based on a reasonable valuation method that the Board determines is consistent with the requirements of Section 409A of the Code and all other applicable rules and regulations.

(e)	“ISO” means any Option granted to a U.S. Participant intended to be, and designated as, an “Incentive Stock Option” within the meaning of Section 422 of the Code. Subject to adjustment under Section 10 of the Plan, the maximum number Shares that may be issued upon the exercise of ISOs under the Plan is 4,403,342 Shares.

(f)	“NSO” means any Option granted to a U.S. Participant that is not an ISO.

(g)	“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any of its Subsidiaries.

Section 3 Eligibility

The Board may at any time and from time to time grant Awards to U.S. Participants under this U.S. Sub Plan; provided, however, that ISOs may only be granted to individuals who are employees within the meaning of Section 422 of the Code.

Section 4 U.S. Options

(1)	General Options Provisions

Each grant of Options to a U.S. Participant shall be separately designated in the Option Agreement as either ISOs or NSOs at the time of grant. The Exercise Price for any Options granted to a U.S. Participant will be determined by the Board, subject to applicable law, and will not be less than 100% of the Market Value on the date of grant. However, a Ten Percent Shareholder shall not be granted an ISO unless the exercise price of such Option is at least one hundred ten percent (110%) of the Market Value on the date of grant. For purposes of Sections 409A and 422 of the Code, the date of grant of an Option granted to a U.S. Participant shall be the date on which the Board resolves to grant the Option, or such later date upon which the offer to purchase Common Shares will be effective, as may be specified by the Board at the time of such resolutions.

(2)	Provisions Applicable to ISOs

(a)	As provided by Section 422(b)(5) of the Code, and if permitted by the Plan, an ISO will not be transferable except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the U.S. Participant only by the U.S. Participant.

(b)	As provided by Section 422(d) of the Code and applicable regulations thereunder, to the extent that the aggregate Market Value (determined at the time of grant) of Common Shares with respect to which ISO are exercisable for the first time by any U.S. Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds US$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing ISOs, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as NSOs, notwithstanding any contrary provision of the applicable Option Agreement.

(c)	To obtain the U.S. federal income tax advantages associated with an ISO, the Code requires that at all times beginning on the date of grant and ending on the day three (3) months before the date of exercise of the Option, the U.S. Participant must be an employee of the Company or a Subsidiary (except in the event of the U.S. Participant’s death or disability, in which case longer periods apply). The Company cannot guarantee that the Option will be treated as ISO if the U.S. Participant continues to provide services to the Company or a Subsidiary after such U.S. Participant’s employment terminates or if the U.S. Participant otherwise exercises the Option more than three (3) months after the date his or her employment terminates, or the Option otherwise fails to qualify as an ISO.

(d)	If a U.S. Participant disposes of Shares acquired upon exercise of an ISOs within two years from the date of grant (such date determined under Section 4 of this U.S. Sub Plan) or one year after such Common Shares were acquired pursuant to exercise of such Option, the U.S. Participant shall notify the Company in writing of such disposition.

(3)	Exercise of Options

Each Option granted to a U.S. Participant shall be exercisable following the Vesting Date applicable to such Option, subject to the provisions of this Plan and this Sub-Plan, provided, however, that no Option shall be exercisable after the earlier of: (i) the expiration date set forth in the Option Agreement, (ii) in the event of the grant of ISOs, the expiration of ten (10) years from the date of grant of such Option; (iii) in the event of the grant of ISOs to Ten Percent Shareholders, the expiration of five (5) years from the date of grant of such Option; or (iv) except as otherwise provided by the Plan, this Sub-Plan or the terms of the Option Agreement.

Section 5 U.S. Restricted Share Units

The last paragraph of Section 5(4)(b) of the Plan shall not apply to RSUs awarded under this U.S. Sub-Plan, and the RSU Settlement Date for RSUs granted under this U.S. Sub-Plan may occur later than the end of the third calendar year after the first year of a Participant’s services in respect of which the RSUs were granted or credited.

Section 6 U.S. Performance Share Units

The last paragraph of Section 6(5)(b) of the Plan shall not apply to PSUs awarded under this U.S. Sub-Plan, and the PSU Settlement Date for PSUs granted under this U.S. Sub-Plan may occur later than the end of the third calendar year after the first year of a Participant’s services in respect of which the RSUs were granted or credited.

Section 7 U.S. Deferred Share Units

(1)	Elections to Defer

The Board may recommend the grant of, from time to time, Deferred Share Units to a DSU Participant. Such awards shall be made pursuant to Award Agreements (regardless of whether or not there is a deferral of a DSU Participant’s compensation), and may permit DSU Participants who are members of a select group of management or highly compensated employees (within the meaning of ERISA) to irrevocably elect, on a form provided by and acceptable to the Board (the “Election Form”), to forgo the receipt of cash or other compensation (including the Shares deliverable pursuant to any RSU Award or PSU Award) and in lieu thereof to have the Company credit to an internal Plan account a number of DSUs having a Market Value equal to the Shares and other compensation deferred. Notwithstanding the foregoing, a DSU Participant’s Election Form will be ineffective with respect to any compensation that the DSU Participant earns before the date on which the Election Form takes effect. In addition, the Board shall only authorize deferral elections under this Section 7(1) of the U.S. Sub-Plan for U.S. Participants: (i) pursuant to written procedures, and using written Election Forms, that satisfy the requirements of Section 409A of the Code, and (ii) only by DSU Participants that are members of a select group of management or highly compensated Employees (within the meaning of ERISA).

Section 8 Amendments and Termination.

The Board shall have the authority to amend this Sub Plan or any Options granted hereunder in accordance with Sections 16 and 17 of the Plan, provided however, that to the extent required by Section 422 of the Code, no amendment will be made without the approval of the Company’s shareholders.

Section 9 General Provisions

(a)	The Board may require each U.S. Participant to represent to, and agree with the Company in writing that, the U.S. Participant is acquiring securities of the Company for investment purposes and without a view to distribution thereof and as to such other matters as the Board believes are appropriate.

(b)	Common Shares shall not be issued hereunder unless, in the judgment of counsel for the Company, the issuance complies with the requirements of any stock exchange or quotation system on which the Common Shares are then listed or quoted, the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Code, all rules and regulations promulgated thereunder and all other applicable laws.

(c)	All certificates for Common Shares or other securities delivered under this U.S. Sub Plan will be subject to such transfer orders and other restrictions as the Board may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the shares are then listed and any applicable laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(d)	No later than the date as of which an amount first becomes includible in the gross income of the U.S. Participant for United States federal income tax purposes with respect to any grant, the U.S. Participant will pay to the Company, or make arrangements satisfactory to the Board regarding the payment of taxes of any kind required by law to be withheld with respect to such amount. The obligations of the Company under the Plan and this U.S. Sub Plan will be conditioned on such payment or arrangements and the Company will have the right to deduct any such taxes from any payment of any kind otherwise due to the U.S. Participant. Unless otherwise determined by the Board, the minimum required withholding obligation with respect to an Award may be settled in shares of Company, including the Common Shares that are subject to that Award.

(e)	In the event that any provision of this U.S. Sub Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

(f)	No person shall have any claim or right to be granted an Option under this U.S. Sub Plan, and the grant of an Option shall not be construed as giving a U.S. Participant the right to continued employment or any other service relationship with the Company or any Subsidiary.

(g)	The Company will have no duty or obligation to the U.S. Participant to advise such holder as to the time or manner of exercising the Option. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Option or a possible period in which the Option may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Option to the U.S. Participant.

(h)	Unless otherwise expressly provided for in an Option Agreement, the terms applicable to Options granted under this U.S. Sub Plan will be interpreted to the greatest extent possible in a manner that makes the Options exempt from Section 409A of the Code, and, to the extent not so exempt, that brings the Options into compliance with Section 409A of the Code. Notwithstanding anything to the contrary in the Plan (and unless the Option Agreement or other written contract with the U.S. Participant specifically provides otherwise), if the Plan Shares are publicly traded, and if a U.S. Participant holding an Option that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” under Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such U.S. Participant’s “separation from service” or, if earlier, the date of the U.S. Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule. The Company shall have no liability to a U.S. Participant or any other party if an Option that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board.

Section 10 Shareholder Approval of U.S. Sub Plan

Continuance of this U.S. Sub Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the U.S. Sub Plan is adopted. Any ISOs granted and any Shares purchased under this U.S. Sub Plan pursuant to ISO Awards before shareholder approval is obtained must be rescinded if shareholder approval is not obtained within twelve (12) months before or after the date this U.S. Sub Plan is adopted.

Schedule “A”
OPTION EXERCISE NOTICE

I, _________________[Print Name], hereby exercise the Options to purchase ________________ common shares (the “Shares”) of Vicinity Motor Corp. (the “Company”) at an exercise price of $ __________per Share (the “Exercise Price”). This Exercise Notice is delivered in respect of the Options to purchase _________Shares of the Company granted to me on ___________[Insert Date] pursuant to the Option Agreement entered into between the Company and me on _____________[Insert Date].

In connection with the foregoing:

(a)	I enclose a certified cheque or bank draft payable to the Company; or

(b)	I have initiated a wire transfer of immediately available funds to the Company, in either case, in the amount of $_________[Insert Amount] as full payment for the Shares to be received upon exercise of the Options. I hereby direct the Company to issue the Shares in my name.

In connection with the exercise of the Options, I hereby covenant and agree to pay to the Company, in addition to the Exercise Price, any amount that the Company is obliged to remit to a relevant taxing authority in connection with the exercise of the Options and I understand that the exercise of the Options is conditional upon me making any such payment to the Company.

Date:________________

Participant Signature:________________

Schedule A

Schedule “B”
OPTION AGREEMENT

Vicinity Motor Corp. (the “Company”) hereby grants to the Participant named below, options (the “Options”) to purchase, in accordance with and subject to the terms, conditions and restrictions of this Agreement together with the provisions of the Omnibus Equity Incentive Plan of the Company (the “Plan”), a copy of which is attached to this Option Agreement, the number of common shares of the Company (the “Shares”) at the exercise price per Share set forth below:

Name of Participant:
Date of Grant:
Number of Shares subject to Option:
Expiry Date:

Vesting Date	Number of Options Vested	Exercise Price

The terms and conditions of the Plan are incorporated by reference as terms and conditions of this Agreement. All capitalized terms used in this Agreement have the meanings ascribed thereto in the Plan. The Participant acknowledges that the Participant has received, read and understands the Plan.

Each notice relating to the Option, including the exercise thereof, shall be in writing. All notices to the Company shall be delivered personally or by prepaid registered mail and shall be addressed to:

Vicinity Motor Corp.

3168 262nd Street, Aldergrove, BC V4W 2Z6 Attention: Chief Financial Officer

All notices to the Participant shall be addressed to the principal address of the Participant on file with the Company. Either the Company or the Participant may designate a different address by written notice to the other.

This Agreement has been made in and shall be construed under and in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

VICINITY MOTOR CORP.

By:
Name:
Title:

I have read the foregoing Agreement and the Plan and hereby accept the Options to purchase Shares in accordance with and subject to the terms and conditions of such Agreement and the Plan. I agree to be bound by the terms and conditions of such Agreement and the Plan.

Date:____________

Participant Signature:______________

Schedule B

Schedule “C”
PERFORMANCE SHARE UNIT AGREEMENT

Vicinity Motor Corp. (the “Company”) hereby grants to the Participant named below, performance share units (the “PSUs”) to receive, in accordance with and subject to the terms, conditions and restrictions of this Agreement together with the provisions of the Omnibus Equity Incentive Plan of the Company (the “Plan”), a copy of which is attached to this PSU Agreement, the number and class of shares of the Company (or their cash equivalent) as set forth below:

Name of Participant:
Award Date:
Number of PSUs:
Number and Class of Shares subject to the PSUs:
Performance Period:
Expiry Date:

The terms and conditions of the Plan are incorporated by reference as terms and conditions of this Agreement. All capitalized terms used in this Agreement have the meanings ascribed thereto in the Plan. The Participant acknowledges that the Participant has received, read and understands the Plan.

1.	The PSUs will vest upon the satisfaction of the Performance Goals set forth below prior to the Expiry Date:

[Performance Goals to be inserted]

2.	If the Performance Goals are not satisfied prior to the Expiry Date, the PSUs will terminate and be null and void.

3.	Any notice relating to the PSUs shall be in writing. All notices to the Company shall be delivered personally or by prepaid registered mail and shall be addressed to:

Vicinity Motor Corp.

3168 262nd Street, Aldergrove, BC V4W 2Z6 Attention: Chief Financial Officer

All notices to the Participant shall be addressed to the principal address of the Participant on file with the Company. Either the Company or the Participant may designate a different address by written notice to the other.

Schedule C

4.	This Agreement has been made in and shall be construed under and in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

VICINITY MOTOR CORP.

By:
Name:
Title:

I have read the foregoing Agreement and the Plan and hereby accept the PSUs in accordance with and subject to the terms and conditions of such Agreement and the Plan. I agree to be bound by the terms and conditions of such Agreement and the Plan.

Date:____________

Participant Signature:____________

Schedule C

Schedule “D”
RESTRICTED SHARE UNIT AGREEMENT

Vicinity Motor Corp. (the “Company”) hereby grants to the Participant named below, Restricted Share Units (“RSUs”) to receive, in accordance with and subject to the terms, conditions and restrictions of this Agreement together with the provisions of the Omnibus Equity Incentive Plan (the “Plan”) of the Company, a copy of which is attached to this Agreement, the number and class of shares of the Company (or their cash equivalent) as set forth below:

Name of Participant:
Award Date:
Number of RSUs:
Number of Shares subject to the RSUs:
Expiry Date:

1.	The terms and conditions of the Plan are incorporated by reference as terms and conditions of this Agreement. All capitalized terms used in this Agreement have the meanings ascribed thereto in the Plan. The Participant acknowledges that the Participant has received, read and understands the Plan.

2.	The RSUs will vest: [vesting conditions to be inserted].

3.	Any notice relating to the RSUs shall be in writing. All notices to the Company shall be delivered personally or by prepaid registered mail and shall be addressed to:

Vicinity Motor Corp.

3168 262nd Street, Aldergrove, BC V4W 2Z6 Attention: Chief Financial Officer

All notices to the Participant shall be addressed to the principal address of the Participant on file with the Company. Either the Company or the Participant may designate a different address by written notice to the other.

4.	This Agreement has been made in and shall be construed under and in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

VICINITY MOTOR CORP.

By:
Name:
Title:

This Agreement has been made in and shall be construed under and in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

I have read the foregoing Agreement and the Plan and hereby accept the RSUs in accordance with and subject to the terms and conditions of such Agreement and the Plan. I agree to be bound by the terms and conditions of such Agreement and the Plan.

Date:____________

Participant Signature:____________

Schedule D

Schedule “E”
DSU AGREEMENT

Vicinity Motor Corp. (the “Company”) hereby grants to the DSU Participant named below, deferred share units (the “DSUs”) to receive, in accordance with and subject to the terms, conditions and restrictions of this Agreement together with the provisions of the Omnibus Equity Incentive Plan (the “Plan”) of the Company, a copy of which is attached to this DSU Agreement, the number and class of shares of the Company (or their cash equivalent) as set forth below:

Name of DSU Participant:
Award Date:
Number of DSUs:
Number of Shares subject to the DSUs:

The terms and conditions of the Plan are incorporated by reference as terms and conditions of this Agreement. All capitalized terms used in this Agreement have the meanings ascribed thereto in the Plan. The Participant acknowledges that the Participant has received, read and understands the Plan.

Any notice relating to the DSUs shall be in writing. All notices to the Company shall be delivered personally or by prepaid registered mail and shall be addressed to:

Vicinity Motor Corp.

3168 262nd Street, Aldergrove, BC V4W 2Z6 Attention: Chief Financial Officer

All notices to the Participant shall be addressed to the principal address of the Participant on file with the Company. Either the Company or the Participant may designate a different address by written notice to the other.

This Agreement has been made in and shall be construed under and in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

VICINITY MOTOR CORP.

By:
Name:
Title:

I have read the foregoing Agreement and the Plan and hereby accept the DSUs in accordance with and subject to the terms and conditions of such Agreement and the Plan. I agree to be bound by the terms and conditions of such Agreement and the Plan.

Date:____________

Participant Signature:____________

Schedule E

Schedule “F”

DSU ELECTION NOTICE

Pursuant to the Omnibus Equity Incentive Plan (the “Plan”) of Vicinity Motor Corp. (the “Company”), I hereby elect to receive __________% of my Annual Board Retainer for the fiscal year of in the form of Deferred Shares Units in lieu of cash. I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and have reviewed, considered and agreed to be bound by the terms of this Election Notice and the Plan.

(b)	I recognize that when Deferred Share Units are settled in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon settlement of the Deferred Share Units, the Company will make or arrange with me to make all appropriate withholdings as required by law at that time.

(c)	The value of Deferred Share Units is based on the value of the Shares and therefore is not guaranteed.

(d)	This election is irrevocable except as otherwise set forth in the Plan or the Schedules thereto.

All capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Plan.

Date

Name of DSU
Participant

Signature of DSU
Participant

Schedule F

Schedule “G”

DSU SETTLEMENT NOTICE

In respect of the Deferred Share Units that vested on that were granted to you by Vicinity Motor Corp. (the “Company”) pursuant to the Company’s Omnibus Equity Incentive Plan (the “Plan”), the Company hereby elects to settle the Deferred Share Units (including for any fractional Deferred Share Units) as follows [Company to select one]:

(               )              (i) the cash equivalent, calculated in accordance with Section 8(7)(a) of the Plan; ( ) (ii) Shares, calculated in accordance with Section 8(7)(b) of the Plan; or

(               )              (iii) the cash equivalent for Deferred Share Units and Shares for Deferred Share Units.

[In the event the Company elects the cash equivalent, include:] [I acknowledge that the Company will deduct from payment applicable withholding taxes in accordance with the Plan.]

[In the event the Company elects Shares,

include:]

[I (check one):

(               )              (i) enclose cash, a certified cheque, bank draft or money order to the Company in the amount of $ as full payment for the applicable withholding taxes;

(                )             (ii) undertake to arrange, in a manner satisfactory to the Board, for such number of Shares to be sold as is necessary to raise an amount equal to the applicable withholding taxes and to cause the proceeds from the sale of such Shares to be delivered to the Company; or

(               )              (iii) if permitted by the Company, elect to settle for cash such number of Deferred Share Units as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Company.]

All capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Plan.

Date

Name of DSU
Participant

Signature of DSU
Participant

Schedule G

Schedule “H”

SHARE UNIT SETTLEMENT NOTICE

In respect of the RSUs that Vested on ____________that were granted to you by Vicinity Motor Corp. (the “Company”) pursuant to the Company’s Omnibus Equity Incentive Plan (the “Plan”), the Company hereby elects to settle the RSUs (including for any fractional RSUs) as follows [Company to select one]:

(               )              (i) the cash equivalent, calculated in accordance with Section 5(5)(a) of the Plan;

(               )              (ii) Shares, calculated in accordance with Section 5(5)(b) of the Plan; or

(               )              (iii) the cash equivalent for _______RSUs and Shares for RSUs.

In respect of the PSUs that Vested on ___________that were granted to you by the Company pursuant to the Plan, the Company hereby elects to settle the PSUs (including for any fractional PSUs) as follows [Company to select one]:

(               )              (i) the cash equivalent, calculated in accordance with Section 6(6)(a) of the Plan;

(               )              (ii) Shares, calculated in accordance with Section 6(6)(b) of the Plan; or

(               )              (iii) the cash equivalent for _______PSUs and Shares for PSUs.

[In the event the Company elects the cash equivalent, include:] [I acknowledge that the Company will deduct from payment applicable withholding taxes in accordance with the Plan.]

[In the event the Company elects Shares, include:] [I (check one):

(                )            (i) enclose cash, a certified cheque, bank draft or money order to the Company in the amount of $ __________as full payment for the applicable withholding taxes;

(               )            (ii) undertake to arrange, in a manner satisfactory to the Board, for such number of Shares to be sold as is necessary to raise an amount equal to the applicable withholding taxes and to cause the proceeds from the sale of such Shares to be delivered to the Company; or

(               )              (iii) if permitted by the Company, elect to settle for cash such number of [RSUs][PSUs] as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Company.]

All capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Plan.

Date

Name of Participant

Signature of Participant

Schedule H

Schedule “I”

DSU TERMINATION NOTICE

Notwithstanding my previous election on the DSU Election Notice dated , I hereby elect to terminate my participation in the Omnibus Equity Incentive Plan (the “Plan”) of Vicinity Motor Corp. (the “Company”) effective as of the date this Termination Notice is received by the Company.

I understand that the Deferred Share Units already granted under the Plan cannot be settled until the DSU Termination Date.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to continue to be bound by the Plan.

All capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Plan.

Date

Name of DSU
Participant

Signature of DSU
Participant

Schedule I

4161-2629-5098.6

SCHEDULE “B”

FORM 52-110F1

AUDIT COMMITTEE DISCLOSURE

Item 1: Audit Committee Charter

A.	General Functions, Authority and Role

1.	The audit committee (the “Committee”) is a committee of the board of directors (the “Board”) of Vicinity Motor Corp. (“Vicinity” or the “Corporation”). The primary purpose of the Committee is to oversee the accounting and financial reporting processes of the Corporation and the audits of the Corporation’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities of monitoring (a) the integrity of the financial statements of the Corporation, (b) compliance by the Corporation with legal and regulatory requirements related to financial reporting, (c) the performance of the Corporation’s independent auditors, (d) the integrity of the Corporation’s internal controls and financial reporting process and (e) the Corporation’s strategy with regard to risk management.

2.	The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any of officer or employee of the Corporation, its independent legal counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

3.	The Corporation’s independent auditor is accountable to the Board and to the Committee, who, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management. The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

4.	The Committee is not responsible for: planning or conducting audits; certifying or determining the completeness or accuracy of the Corporation’s financial statements or that the financial statements are in accordance with generally accepted accounting principles or international financial reporting standards, as applicable; or guaranteeing the report of the Corporation’s external auditor. The fundamental responsibility for the Corporation’s financial statements and disclosure rests with management and the external auditor.

B.	Composition and Committee Organization

5.	The Committee shall consist of not less than three members of the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board would interfere with the exercise of his or her independent judgement as a member of the Committee. At the invitation of the Committee, members of the Board, management and others may attend Committee meetings as the Committee considers necessary or desirable.

6.	The Chair of the Committee (the “Chair”) shall be appointed by the Board from among the members of the Committee by a majority vote.

7.	The Committee shall comply with all applicable securities laws, instruments, rules and policies and regulatory requirements (collectively “Applicable Securities Laws”), including those relating to independence and financial literacy. Accordingly, the majority of the members of the Committee shall be independent within the meaning of National Instrument 52-110 – Audit Committees, and financially literate within the meaning of Applicable Securities Laws.

8.	The Committee shall meet all requirements of the TSX Venture Exchange and the requirements of such other securities exchange, quotation system or regulatory agencies as may from time to time apply to the Corporation.

9.	Each member of the Committee shall be appointed by the Board on an annual basis at its first meeting following each annual shareholders meeting and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Corporation’s shareholders at which the member’s term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill a vacancy in the membership of the Committee.

C.	Meetings

10.	The members of the Committee shall hold meetings as are required to carry out this Charter, and in any case, the Committee shall meet at least quarterly in each financial year of the Corporation. The Committee shall meet otherwise at the discretion of the Chair or a majority of the members of the Committee, or as may be required by Applicable Securities Laws.

11.	No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of the members of the Committee shall constitute a quorum.

12.	The external auditors and non-Committee board members are entitled to receive notice of and attend and be heard at each Committee meeting. The Chair, any member of the Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer (the “CEO”) or the Chief Financial Officer (the “CFO”) may call a meeting of the Committee by notifying the Corporation’s Corporate Secretary who will notify the members of the Committee.

13.	The Chair shall chair all Committee meetings that he or she attends, and in the absence of the Chair, the members of the Committee present may appoint a chair from their number at a meeting.

14.	The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of the discussions held and file a copy of the minutes with the Corporate Secretary. The Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

15.	The Committee may invite to a meeting any officers or employees of the Corporation, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

16.	The Committee may appoint any individual, who need not be a member, to act as the secretary at any meeting.

17.	The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

18.	Any matter to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Any action of the Committee may also be taken by an instrument or instruments in writing signed by all of the members of the Committee (including in counterparts, by facsimile or other electronic signature) and any such action shall be as effective as if it had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

19.	The Committee shall report its determinations and recommendations to the Board.

D.	Resources and Authority

20.	The Committee has the authority to:

a.	engage, at the expense of the Corporation, independent counsel and other experts or advisors as is considered advisable;

b.	determine and authorize the payment by the Corporation of the compensation for any independent counsel and other experts and advisors retained by the Committee;

c.	communicate directly with the internal and external auditors of the Corporation;

d.	conduct any investigation considered appropriate by the Committee; and

e.	have unrestricted access to the books and records of the Corporation.

E.	Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by Applicable Securities Laws and regulations.

21.	Financial Reports

a.	General – The Committee is responsible for overseeing the Corporation’s financial statements and financial disclosure. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and financial disclosure and for the appropriateness of the accounting principles and the reporting policies used by the Corporation. The external auditors are responsible for auditing the Corporation’s annual consolidated financial statements.

b.	Review of Annual Financial Reports – The Committee shall review the annual consolidated audited financial statements of the Corporation, the external auditors’ report thereon, the related management’s discussion and analysis of the Corporation’s financial condition and results of operation (“MD&A”), the financial disclosure in any earnings press release and any other public disclosure documents that are required to be reviewed by the Committee pursuant to Applicable Securities Laws. After completing its review, if advisable, the Committee shall recommend for Board approval the annual financial statements, the related MD&A, and the earnings release.

c.	Review of Interim Financial Reports – The Committee shall review the interim consolidated financial statements of the Corporation, the related MD&A, the financial disclosure in any earnings press release as well as the release of significant new financial information and any other public disclosure documents that are required to be reviewed by the Committee pursuant to Applicable Securities Laws. After completing its review, if advisable the Committee shall recommend for Board approval the interim financial statements, the related MD&A, and the earnings release.

d.	Review Considerations – In conducting its review of the annual financial statements or the interim financial statements, the Committee shall:

i.	meet with management and the external auditors, as applicable, to discuss the financial statements and MD&A;

ii.	review the disclosures in the financial statements;

iii.	review the audit report prepared by the external auditors;

iv.	discuss with management, the external auditors and legal counsel, if so requested, any pending or threatened litigation claims and assessments or other contingency that could have a material effect on the financial statements;

v.	review critical accounting and other significant estimates and judgments underlying the financial statements as presented by management;

vi.	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

vii.	review critical accounting and other significant estimates and judgments underlying the financial statements as presented by management;

viii.	review the use of any non-GAAP financial measures, including “pro forma” or “adjusted” information;

ix.	review management’s report on the design and effectiveness of disclosure controls and procedures and internal controls over financial reporting;

x.	review results of the Corporation’s whistleblower program;

xi.	meet in private with external auditors, as applicable, and one or more senior executives;

xii.	review any other matters related to the financial statements that are brought forward by the external auditors and any amendment thereof, or which are required to be communicated to the Committee under accounting policies or auditing standards; and

xiii.	if the Corporation lists its securities on a stock exchange in a jurisdiction other than Canada the Committee should review the equivalent applicable documentation and procedures.

e.	Approval of Other Financial Disclosures – The Committee shall review and if advisable, approve and recommend for Board approval any financial disclosure contained in a prospectus or other securities offering document, annual report, annual information form, management information circular or proxy circular of the Corporation.

22.	Auditors

a.	General – The Committee shall be directly responsible for oversight of the work of the external auditors, including the external auditors’ work in preparing or issuing an audit report, performing other audit review, or attest services of any other related work. The external auditors shall report directly to the Committee and the Committee shall have authority to communicate directly with the Corporation’s external auditors.

b.	Appointment – The Committee shall review and recommend to the Board the appointment of the external auditors. The Committee shall review and recommend for Board approval the compensation of the external auditors.

c.	Resolution of Disagreements – The Committee shall seek to resolve any disagreements between management and the external auditors as to financial reporting matters.

d.	Discussions with External Auditor – At least annually, the Committee shall discuss with the external auditor such matters as are required by applicable auditing standards to be discussed by the external auditor with the Committee, including any difficulties encountered in the course of the audit work or otherwise, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; receive from and review with the independent auditor any accounting adjustments that were noted or proposed by the auditor but that were “passed” (as immaterial or otherwise), any “management” or “internal control” letter or schedule of unadjusted differences issued, or proposed to be issued, by the auditor to the Corporation, or any other material written communication provided by the auditor to the Corporation’s management.

e.	External Audit Plan – At least annually, the Committee shall review a summary of the external auditors’ annual audit plan. The Committee shall consider and review with the external auditors any material changes to the scope of the plan.

f.	Independence of External Auditors – At least annually, and before the external auditors issue their report on the annual financial statements, the Committee shall:

i.	obtain from the external auditors a formal written statement describing all relationships between the external auditors and the Corporation;

ii.	discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and

iii.	obtain written confirmation from the external auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered professional accountants to which it belongs.

g.	The Committee shall take appropriate action to ensure the independence of the external auditors.

h.	Evaluation and Rotation of Lead Partner – At least annually, the Committee shall review the qualifications and performance of the lead partner of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Corporation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

i.	Hiring of Former Employees of External Auditor – The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

j.	Non-Audit Services – The Committee shall approve in advance any retainer of the external auditors to perform any non-audit service not prohibited by law, including Applicable Securities Laws, for the Corporation. The Committee may delegate preapproval authority to a member of the Committee. The decisions of any member of the Committee to whom this authority has been delegated must be presented to the full Committee at its next scheduled Committee meeting. Approval by the Committee of a non-audit service to be performed by the external auditor of the Corporation shall be disclosed in periodic reports as necessary under reporting requirements. The external auditors are prohibited from providing any of the following services: (a) financial information systems design, implementation or consulting services, (b) appraisal or valuation services, (c) fairness opinions, (d) actuarial services, (e) internal audit outsourcing, (f) investment banking or investment advisory services, (g) legal services, or (h) any management or human resources function.

23.	Internal Accounting and Disclosure Controls

a.	General – The Committee shall review the adequacy of the Corporation’s internal accounting and disclosure controls, its management information systems and its financial, auditing and accounting organization and systems.

b.	Establishment, Review and Approval – the Committee shall require management to implement and maintain appropriate systems of internal control in accordance with Applicable Securities Laws, regulations and guidance, including internal control over maintenance of records, financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

i.	the effectiveness of, or weaknesses or deficiencies in: the design or operating effectiveness of the Corporation’s internal controls the overall control environment for management business risks; and accounting, financial and disclosure controls (including without limitation, controls over financial reporting) non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

ii.	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

iii.	any material issues raised by any inquiry or investigation by the Corporation’s regulators;

iv.	the Corporation’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or that may expose the Corporation to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

v.	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

24.	The Committee shall receive and review regular reports from the Corporation’s General Counsel, if any, and other management members on: legal or compliance matters that may have a, if any, material impact on the Corporation; the effectiveness of the Corporation’s compliance policies; and any material communications received from regulators. The Committee shall review management’s plans to remediate any deficiencies identified.

25.	The Committee shall establish or oversee the establishment of procedures for (a) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and will, as necessary or appropriate, investigate the matter and will work with management, external auditors, and the General Counsel, if any, or external legal counsel to reach a satisfactory conclusion.

26.	The Committee shall:

a.	at least annually, review and assess the adequacy of and, if advisable, approve and recommend for Board approval, any amendments to the Corporation’s Code of Business Conduct;

b.	review and, if advisable, approve the Corporation’s processes for administering the Code of Business Conduct;

c.	review actions taken by management to ensure compliance with the Code of Business Conduct, the results of the confirmations and the responses to any violations of the Code of Business Conduct;

d.	review with management the results of their assessment of the Corporation’s compliance with the Code of Business Conduct and their plans to remediate any deficiencies identified;

e.	review the policies and procedures instituted to ensure that any departure from the Code of Business Conduct by a director or senior officer which constitutes a “material change” within the meaning of Applicable Securities Laws is appropriately disclosed in accordance with Applicable Securities Laws; and

f.	review and, if advisable, approve any waiver from a provision of the Code of Business Conduct requested by a member of the Board or senior management.

27.	The Committee shall prepare, review and approve any Committee disclosure required in the Corporation’s disclosure documents.

28.	The Committee may designate a subcommittee to review any matter within this Charter as the Committee deems appropriate.

29.	The Committee shall annually review and reassess the adequacy of this Charter, recommend any proposed changes to the Board for approval and provide a copy of the Charter to all directors of the Board.

30.	The Chair shall report to the Board at its request or as deemed necessary by the Committee on matters arising at Committee meetings and, where applicable, shall present the Committee`s recommendation to the Board for its approval. The Committee shall assess and report annually to the Board on the performance of the Committee by comparing the performance of the Committee against this Charter and the Committee’s goals and objectives for the year.

F.	Financial Instruments, Risk Assessment and Risk Management

31.	The Committee shall review and monitor the management of the principal financial risks that could materially impact the reporting of the Corporation.

32.	The Committee shall review and monitor the processes in place for identifying principal financial risks and report them to the Board.

33.	The Committee shall review policies with respect to the management of capital and financial instrument risk management, including:

a.	reviewing and periodically approving management’s financial instrument risk philosophy and management policies;

b.	reviewing management reports demonstrating compliance with risk management policies; and

c.	discussing with management, at least annually, the Corporation`s major financial risk exposures and the steps management has taken to monitor, control and report such risks.

G.	Other Responsibilities

34.	The Committee should:

a.	request and obtain an annual report from the external auditor regarding the external auditor’s internal quality control procedures including foreign office oversight and the application of such control procedures to the Corporation;

b.	review and consider any issues raised by the external auditor’s report on its internal quality control procedures and any audit quality concerns raised by any regulators in respect of any review of the external auditor in any applicable jurisdiction; and

c.	perform any other activities consistent with this Charter and Applicable Securities Laws as the Committee or the Board considers advisable.

Item 2: Composition of the Audit Committee

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Corporation’s Board, reasonably interfere with the exercise of the member’s independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The following sets out the members of the audit committee and their education and experience that is relevant to the performance of his responsibilities as an audit committee member.

The current members of the Audit Committee are Christopher Strong (Chair), Joseph Miller and James White, all three of whom are independent and all of whom are financially literate as defined by NI 52-110.

Item 3: Relevant Education And Experience

The education and experience of each current Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is set out below.

Christopher Strong (Chair)

Mr. Strong is a senior executive with over thirty years of experience with startups, acquisitions, initial public offerings, turnarounds and sales. In addition to previous roles as Chief Executive Officer, he has also served as audit committee chair, Chief Financial Officer and held numerous other finance-related positions earlier in his career. Mr. Strong is a former U.S. Navy Officer and received his MBA in finance from the Wharton School of Business.

Joseph Miller

Mr. Miller has been a director of the Corporation since December 4, 2012. Mr. Miller has over 30 years’ experience in the construction field and manages a diverse construction Corporation based in British Columbia that has projects across North America and the South Pacific, through which Mr. Miller has a developed a broad base of skills and experience in management.

James White

Mr. White has extensive experience as a corporate director for public companies and is currently serving as Managing Partner with Baynes & White, a Toronto, Ontario based benefits and pension actuarial consulting firm.

Item 4: Reliance on Certain Exemptions

During the most recently completed financial year, the Corporation has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Incapacity or Resignation of Audit Committee Member), and any exemption, in whole or in part, in Part 8 (Exemptions).

Item 5: Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

During the most recently completed financial year, the Corporation has not relied on upon the exemption in subsection 3.3(2) (Controlled Companies). The Corporation did temporarily rely on section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) until May 2022, when James White was appointed to the Audit Committee in place of John LaGourgue who is not independent.

Item 6: Reliance on Section 3.8

During the most recently completed financial year, the Corporation has not relied upon section 3.8 (Acquisition of Financial Literacy).

Item 7: Audit Committee Oversight

At no time during the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, PricewaterhouseCoopers LLP, Chartered Professional Accountants) not adopted by the Board.

Item 8: Pre-Approval Policies and Procedures

The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case by case basis.

Item 9: External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Corporation by the external auditor in each of the last two financial years for the category of fees described.

	December 31, 2021	December 31, 2020
Audit Fees(1)	$190,918	$162,000
Audit-Related Fees(2)	Nil	Nil
Tax fees(3)	23,850	23,850
All Other Fees(4)	Nil	Nil
Total Fees:	$214,768	$138,150

(1)       “Audit fees” include aggregate fees billed by the Corporation’s external auditor in each of the last two fiscal years for audit fees.

(2)       “Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)       “Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)       “All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above

{INTENTIONALLY LEFT BLANK}

SCHEDULE “C”

FORM 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

Item 1: Board Of Directors

The board of directors of the Corporation (the “Board”) discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers (the “Management”) the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee and Compensation Committee.

Director	Independence
Joseph Miller (Chairman)	Independent
William Trainer	Not independent, as he is the CEO, President of the Corporation
Andrew Imanse	Independent
Christopher Strong	Independent
John LaGourgue	Not independent, as he is the VP, Corporate Development of the Corporation
James White	Independent

The following directors of the Corporation are currently a director of other reporting issuers as indicated below:

Name	Other Reporting Issuer
Joseph Miller	Genesis Acquisition Corp.
John LaGourgue	Greenbank Ventures Inc. (formerly Leis Industries Ltd.)
James White	Minnova Corp.

The Board holds regularly scheduled quarterly meetings at which all Directors and members of Management are generally in attendance. From time to time, should the need arise, the independent board members will hold private meetings at which non-independent and members of management are not in attendance.

The following table contains the attendance record of each director for all Board and committee meetings since the beginning of the most recently completed financial year, being the year ended December 31, 2021:

Director	Board	Audit Committee	Compensation Committee	Total
Joseph Miller	4 of 4	4 of 4	3 of 3	11 of 11 (100%)
William Trainer	4 of 4	n/a	n/a	4 of 4 (100%)
Andrew Imanse	4 of 4	n/a	n/a	4 of 4 (100%)
Christopher Strong	4 of 4	4 of 4	3 of 3	11 of 11 (100%)
John LaGourgue	4 of 4	4 of 4	n/a	4 of 4 (100%)
James White	4 of 4	n/a	n/a	4 of 4 (100%)

Item 2: Board Mandate

The Board currently has not adopted a written mandate however the Board has ultimate responsibility for the management of the Corporation. It oversees the business operations and the internal affairs of the Corporation. The Board provides direction to its senior officers of the Corporation generally through its Chief Executive Officer.

Item 3: Position Descriptions

The Corporation does have a written position description for the CEO, chair and the chair of each board committee.

Item 4: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Corporation’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Corporation expects and encourages its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Corporation’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Corporation and the Board.

Item 5: Ethical Business Conduct

The Board expects Management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees, consultants and contractors.

Employees are encouraged to report any violations under the Code or the Corporation’s corporate governance policies in accordance with the Corporation’s Whistleblower Policy, which provides that an individual may report any concerns or complaints regarding accounting, internal accounting controls, audit-related matters or fraud to the Chair of the Audit Committee. Such concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints, the Chair of the Audit Committee shall promptly investigate each matter so reported.

The Board monitors compliance with the Code and Management provides an annual report to the Board regarding issues, if any, arising under the Code and the Corporation’s corporate governance policies.

Item 6: Nomination of Directors

The Board as a whole is responsible for reviewing the composition and contribution of the Board and its members and recommending Board nominees.

While there are no explicit criteria for Board membership, the Board attempts to attract and maintain directors with relevant business knowledge in areas such as transportation, accounting, finance and capital markets. Nominations tend to be the result of recruitment efforts by Management or individual directors and discussions among the members of the Board prior to the consideration of the Board as a whole.

Item 6: Diversity on the Board of Directors and among Executive Officers

The Corporation does not currently have a formal diversity policy in place regarding gender representation on the Board or in executive officer positions. The Corporation believes in retaining the most qualified candidate for any position irrespective of gender, and recruitment efforts will continue to be governed by the principles set forth below.

The Corporation does not discriminate on the basis of race, national or ethnic origin, colour, religion, sex, age or mental or physical disability, or any other prohibited grounds of discrimination set forth in applicable federal or provincial law or guidelines. Directors, officers, contractors, consultants and employees are retained on the basis of their background, skills, relevant experience, education and potential to contribute to the success of the Corporation. In addition, candidates for Board membership are evaluated based upon their independence, qualifications to act as directors and other qualities which the board as a whole feels are appropriate to assist it in operating in an effective manner, with due regard for the benefits of diversity. Taken together, these diverse skills and backgrounds help to create a business environment that encourages a range of perspectives and fosters excellence in corporate governance, including the creation of shareholder value. Candidates for Board membership who are selected for nomination by the Board (or any committee of the Board established for such purpose from time to time) based on the foregoing criteria will be presented to shareholders for consideration without discrimination.

Item 7: Compensation

The compensation of directors and the Chief Executive Officer is determined by the Compensation Committee and the Board as a whole. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

The Compensation Committee is currently comprised of Messrs. Christopher Strong (Chair) and Joseph Miller, both of whom are independent. The Compensation Committee is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Corporation’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Corporation’s material compensation programs meet the Corporation’s principles, objectives and risk profile and do not encourage excessive risk taking.

Item 8: Other Board Committees

The Board does not have any standing committees other than the Audit Committee, Compensation Committee.

Item 9: Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Led by the independent Chair, the Board as a whole is expected to evaluate the effectiveness of the Board, its committees and individual directors on an annual basis.

Item 10: Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors or other formal mechanisms for Board renewal and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation’s business, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Corporation.

Item 11: Policies Regarding the Representation of Women on the Board

Currently, the Corporation has not adopted a written policy relating to the identification and nomination of women directors. However, the Corporation recognizes and embraces the benefits of having a diverse Board and executive team, including but not limited to gender diversity. Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Corporation’s director identification and selection process, other factors, being professional experience, particular areas of expertise and personal character, are also considered in the director identification and selection process.

Item 12: Consideration of the Representation of Women in the Director Identification and Selection Process

Currently, the Board as a whole is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Corporation’s director identification and selection process, other factors, being professional experience, particular areas of expertise and personal character, are also considered in the director identification and selection process.

Item 13: Consideration given to the Representation of Women in Executive Officer Appointments

The Corporation’s views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process.

Item 14: Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted specific targets for women on the Board or in executive positions.

Item 15: Number of Women on the Board and in Executive Officer Positions

As of the date of this Circular, none of the six (0%) directors of Vicinity are female and one of four (25%) executives of Vicinity are female.